UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
(Commission File No. 001-40634)
__________________________________________________________________________
Grandstand Limited
(formerly known as Gambling.com Group Limited)

(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into Grandstand Limited's registration statements on Forms F-3 (File Nos. 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155, 333-285963 and 333-294462).

GRANDSTAND LIMITED
Interim Condensed Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	NOTE	2026	2025	2026	2025
Revenue	19	37,764	39,594	78,204	80,229
Cost of sales		(5,934)	(2,713)	(12,022)	(4,959)
Gross profit		31,830	36,881	66,182	75,270
Sales and marketing expenses	20	(16,140)	(15,386)	(32,330)	(30,085)
Technology expenses	20	(7,914)	(6,141)	(14,572)	(11,864)
General and administrative expenses	20	(9,015)	(8,422)	(17,171)	(16,031)
Movements in credit losses allowance and write-offs	4	68	(142)	(14)	(471)
Fair value movement on contingent consideration	5	—	(21,159)	—	(21,632)
Operating (loss) profit		(1,171)	(14,369)	2,095	(4,813)
Finance income	21	835	4,430	1,273	8,324
Finance expenses	21	(3,955)	(2,318)	(7,607)	(4,819)
Loss before tax		(4,291)	(12,257)	(4,239)	(1,308)
Income tax charge	23	(335)	(1,158)	(1,562)	(873)
Net loss for the period attributable to shareholders		(4,626)	(13,415)	(5,801)	(2,181)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies		(325)	4,004	(1,568)	5,413
Cash flow hedge - effective portion of changes in fair value	4	632	(3,050)	2,339	(3,050)
Cash flow hedges - reclassified to profit or loss	4	(198)	2,313	(1,902)	2,313
Related tax	23	(54)	92	(54)	92
Other comprehensive income (loss) for the period, net of tax		55	3,359	(1,185)	4,768
Total comprehensive (loss) income for the period attributable to the shareholders		(4,571)	(10,056)	(6,986)	2,587
Net loss per share attributable to shareholders, basic	22	(0.13)	(0.38)	(0.16)	(0.06)
Net loss per share attributable to shareholders, diluted	22	(0.13)	(0.38)	(0.16)	(0.06)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GRANDSTAND LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	JUNE 30, 2026	DECEMBER 31, 2025
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	6	2,075	2,216
Right-of-use assets	7	3,551	4,207
Intangible assets	8	239,257	245,681
Derivative financial instrument	4	333	—
Other non-current assets		510	360
Deferred tax asset	18	4,877	4,906
Total non-current assets		250,603	257,370
Current assets
Current tax asset	23	1,987	—
Trade and other receivables	9	23,024	26,487
Cash and cash equivalents	10	8,809	15,814
Total current assets		33,820	42,301
Total assets		284,423	299,671
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	94,536	90,763
Treasury shares	11	(35,576)	(35,576)
Share-based compensation reserve	13	15,351	15,450
Foreign exchange translation deficit		(6,793)	(5,225)
Hedging reserve	4	519	136
Retained earnings		36,606	42,407
Total equity		104,643	107,955
Non-current liabilities
Lease liability	7	2,962	3,582
Deferred consideration	16	—	34,929
Deferred tax liability	18	7,547	6,222
Contingent consideration	5	126	126
Borrowings	15	112,213	108,623
Derivative financial instrument	4	—	2,075
Other payables	17	—	1,120
Total non-current liabilities		122,848	156,677
Current liabilities
Trade and other payables	17	14,641	13,477
Deferred income	19	4,279	5,100
Deferred consideration	16	26,479	4,924
Borrowings and accrued interest	15	10,112	10,013
Lease liability	7	1,164	1,205
Income tax payable	23	257	320
Total current liabilities		56,932	35,039
Total liabilities		179,780	191,716
Total equity and liabilities		284,423	299,671
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GRANDSTAND LIMITED
Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)
(USD in thousands)

	Note	Share Capital	Capital Reserve	Treasury Shares	Share-based Compensation Reserve	Foreign Exchange Translation Deficit	Hedging Reserve	Retained Earnings	Total Equity
Balance at January 1, 2026		—	90,763	(35,576)	15,450	(5,225)	136	42,407	107,955
Transactions with owners of the company
Issue of ordinary shares, net of issuance costs	12, 13	—	3,677	—	(3,105)	—	—	—	572
Share-based payment expense	13, 14	—	—	—	3,102	—	—	—	3,102
Share options expired	12, 13, 14	—	96	—	(96)	—	—	—	—
Total transactions with owners of the company		—	3,773	—	(99)	—	—	—	3,674
Total comprehensive loss
Net loss		—	—	—	—	—	—	(5,801)	(5,801)
Other comprehensive loss
Exchange differences on translating foreign currencies		—	—	—	—	(1,568)	—	—	(1,568)
Cash flow hedge - effective portion of changes in fair value (net of related tax)	4, 18	—	—	—	—	—	2,047	—	2,047
Hedging gains and losses transferred to profit or loss (net of related tax)	4, 18	—	—	—	—	—	(1,664)	—	(1,664)
Total other comprehensive loss		—	—	—	—	(1,568)	383	—	(1,185)
Total comprehensive loss		—	—	—	—	(1,568)	383	(5,801)	(6,986)
Balance at June 30, 2026		—	94,536	(35,576)	15,351	(6,793)	519	36,606	104,643

Balance at January 1, 2025		—	78,037	(29,998)	10,624	(10,812)	—	75,337	123,188
Transactions with owners of the company
Issue of ordinary shares, net of issuance costs	12, 13	—	11,982	—	(1,366)	—	—	—	10,616
Share-based payment expense	13, 14	—	—	—	3,087	—	—	—	3,087
Exercise of options	12, 13, 14	—	302	—	(98)	—	—	—	204
Share options expired	12, 13, 14	—	13	—	(13)	—	—	—	—
Total transactions with owners of the company		—	12,297	—	1,610	—	—	—	13,907
Total comprehensive income
Net loss		—	—	—	—	—	—	(2,181)	(2,181)
Other comprehensive income
Exchange differences on translating foreign currencies		—	—	—	—	5,413	—	—	5,413
Cash flow hedge - effective portion of changes in fair value (net of related tax)	4, 18	—	—	—	—	—	(2,669)	—	(2,669)
Hedging gains and losses transferred to profit or loss (net of related tax)	4, 18	—	—	—	—	—	2,024	—	2,024
Total other comprehensive income		—	—	—	—	5,413	(645)	—	4,768
Total comprehensive income		—	—	—	—	5,413	(645)	(2,181)	2,587
Balance at June 30, 2025		—	90,334	(29,998)	12,234	(5,399)	(645)	73,156	139,682
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GRANDSTAND LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Six Months Ended June 30,
	NOTE	2026	2025
Cash flow from operating activities
Loss before tax		(4,239)	(1,308)
Income tax paid	23	(2,474)	(8,001)
Payment of transaction bonus	5	(2,813)	—
Payment of deferred consideration in relation to business combination	16	(9,784)	—
Adjustments for non-cash items:
Depreciation and amortization	20	7,152	7,149
Net finance expense (income)	21	6,070	(3,666)
Movements in credit loss allowance and write-offs	4	14	471
Fair value movement on contingent consideration	5	—	21,632
Share-based payment expense	14	3,447	3,631
Cash flows (used in) from operating activities before changes in working capital		(2,627)	19,908
Changes in working capital
Trade and other receivables		3,165	1,802
Trade and other payables		2,164	(3,570)
Cash flows generated by operating activities		2,702	18,140
Cash flows from investing activities
Acquisition of property and equipment	6	(226)	(537)
Acquisition of intangible assets	8	(97)	—
Capitalization of development costs	8	(2,489)	(1,791)
Acquisition of subsidiaries, net of cash acquired	5	—	(63,632)
Increase in other non-current assets		(150)	—
Interest received from bank deposits	21	35	87
Payment of deferred consideration in relation to business combinations	16	(4,262)	(10,803)
Cash flows used in investing activities		(7,189)	(76,676)
Cash flows from financing activities
Exercise of options	12	—	588
Issue of ordinary shares in relation to employee stock purchase plan	11	183	—
Proceeds from borrowings	15	8,000	94,500
Transaction costs related to borrowings	15	—	(6,005)
Repayment of borrowings	15	(5,625)	(23,381)
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	5,625	2,813
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	2,044	1,298
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	(5,663)	(2,901)
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	4	(1,506)	(883)
Interest payment attributable to third party borrowings	15	(4,251)	(1,875)
Interest payment attributable to deferred consideration settled in relation to business combinations	16	(241)	(675)
Principal paid on lease liability	7	(632)	(463)
Interest paid on lease liability	7	(156)	(152)
Cash flows (used in) generated from financing activities		(2,222)	62,864
Net movement in cash and cash equivalents		(6,709)	4,328
Cash and cash equivalents at the beginning of the period		15,814	13,729
Net foreign exchange differences on cash and cash equivalents		(296)	610
Cash and cash equivalents at the end of the period	10	8,809	18,667

Supplemental non-cash
Right-of-use assets	7	—	509
Issue of ordinary shares for acquisitions	12	—	9,971
Issue of ordinary shares in relation to employee stock purchase plan	11	32	—
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GRANDSTAND LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Grandstand Limited, formerly known as Gambling.com Group Limited, (the “Company”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The Company’s registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

The Company is the intelligence layer powering informed decisions for consumers and partners across sports, gaming and entertainment. Its partner solutions span sports data, advertising, audience monetization and entertainment and tickets.

Through its platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, the Company helps enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages.

Through its sports data platform and under the OddsJam, OpticOdds and RotoWire brands, the Company powers enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

The Company has a workforce of more than 400 employees and primarily operates from offices in Ireland and the United States.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards and IAS as issued by the IASB and Interpretations (collectively “IFRS Accounting Standards”) and should be read in conjunction with the fiscal year 2025 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, previously filed with the United States Securities and Exchange Commission on March 19, 2026 (“2025 audited consolidated financial statements”).

The interim condensed consolidated financial statements include revised comparative information for the three and six months ended June 30, 2025 and as of December 31, 2025 as management identified immaterial corrections to the previously issued interim condensed consolidated financial statements. Specifically, certain comparative amounts disclosed in Note 4 relating to foreign exchange risk and credit risk exposures have been revised. Management has determined that these immaterial corrections did not require restatement of the prior period filings but have been corrected in the comparative information disclosed in this filing to enhance comparability.
Going concern
These interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of June 30, 2026, the Company had a net current liability position of $23,112 (December 31, 2025: net current asset position of $7,262), primarily due to reclassification of $26,479 of the OddsJam Acquisition (as defined below) deferred consideration from non-current to current liabilities, reflecting the remaining balance expected to be settled within twelve months (Note 16). The Company has the option, but not the obligation, to settle this balance in unregistered ordinary shares rather than cash.

Management prepared cash flow forecasts, with sensitivity analyses, covering twelve months from the date of issuance of these interim financial statements included in Form 6-K, considering the Company's cash position, working capital requirements, and the deferred consideration settlement flexibility described above, and available borrowings under the Wells Fargo Amended and Restated Credit Agreement. Based on this assessment, management concluded that no material uncertainty exists regarding the Company's ability to continue as a going concern, and that the Company has adequate resources to continue in operational existence and to meet its liabilities as they fall due for at least twelve months from the date of issuance of these financial statements.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2025 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of June 30, 2026, its results of operations for the three and six months ended June 30, 2026 and 2025, and changes in equity and its cash flows for the six months ended June 30, 2026 and 2025. The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ended December 31, 2026.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for (i) contingent consideration which is measured at fair value and is included in Level 3 of the fair value hierarchy (see Note 5) and (ii) the derivative financial instrument which is measured at fair value and is included in Level 2 of the fair value hierarchy (see Note 4).

NEW AND AMENDED STANDARDS ADOPTED BY THE COMPANY IN 2026

The Company has analyzed the following amendments to existing standards that are mandatory for the Company’s accounting period beginning on January 1, 2026, and determined there was limited or no impact on the Company’s financial statements:

•Contracts referencing nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7
•Annual improvements volume 11
•Amendments to the Classification and Measurement of Financial Instruments
Standards Issued but Not Yet Effective
There are a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2026, and therefore have not been adopted within these interim condensed consolidated financial statements. The Company is still in the process of assessing the impact of IFRS 18. The rest of the amendments are not expected to have a significant impact on disclosures or amounts reported in the Company’s consolidated financial statements in the period of initial application.

Effective for annual periods beginning after January 1, 2026:
•IFRS 18 Presentation and Disclosure in Financial Statements (effective as from January 1, 2027)
•IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
•Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective as from January 1, 2027)
•Amendments to the Fair Value Option in IAS 28 Investments in Associates and Joint Ventures (effective as from January 1, 2027)
•IFRS 20 Regulatory Assets and Regulatory Liabilities (effective as from January 1, 2029)
USE OF ESTIMATES AND JUDGMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgments that impact the application of accounting policies and reported amounts. The significant estimates and judgments made in applying the Company’s accounting policies and key sources of estimation uncertainty were consistent with those described in its 2025 audited consolidated financial statements.

ACCOUNTING FOR BUSINESS COMBINATIONS

In accordance with IFRS 3, the Company allocates the cost of acquisition arising from business combinations to the identifiable assets acquired and liabilities assumed, measured at their fair values on the acquisition date. The Company uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss (see Note 5).

SEGMENT REPORTING
An operating segment is a part of the Company that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s Chief Executive Officer (“CEO”). The CEO reviews the Company’s consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses). The Company does not divide its operations into different segments, and the CODM operates and manages the Company’s entire operations as one segment, which is consistent with the Company’s internal organization and reporting system.
As of June 30, 2026 and December 31, 2025, the geographic analysis of the Company’s non-current assets, excluding the derivative financial instrument, other non-current assets and deferred tax assets, was as follows:

	As of June 30,	As of December 31,
	2026	2025
Ireland	126,225	130,934
United States	117,709	120,343
Other	949	1,187
	244,883	252,464

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Company from EUR into USD:

	Period End	Average for Period	Beginning of Period	Low	High
Six Months Ended June 30,	(EUR per USD)
2026	0.88	0.86	0.85	0.84	0.88
2025	0.85	0.92	0.96	0.85	0.98

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT

The Company’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Company’s financial risk is based on a financial policy approved by the Company’s board of directors.

(A) Market Risk
(I) Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows to an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), U.S. dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations. Management identified an increased foreign exchange risk created by the USD-denominated Term Loan (see Note 15) in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Company entered into the Cross-Currency Interest Rate Swap (“CCIRS”) to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.

As of June 30, 2026 and 2025, the Company’s exposure to foreign exchange risks was primarily through cash, borrowings and working capital balances held by (i) its entities which have the Euro as the functional currency, exposed to GBP and USD, and (ii) its entities which have USD or GBP as the functional currency, exposed to EUR. Such balances included the following:

	As of June 30, 2026	As of June 30, 2025
Entities which have the Euro as the functional currency, exposed to GBP and USD
USD-denominated net liabilities (1)	(66,581)	(84,031)
GBP-denominated net (liabilities) assets	(882)	6,390
Entities which have USD or GBP as the functional currency, exposed to EUR
EUR-denominated net liabilities (2)	(7,371)	(5,663)
(1) The balances do not include the effect of the cash flow hedge.
(2) The comparative balance has been revised as reported in the interim condensed consolidated financial statements for the period ended June 30, 2025.

Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR (for entities which have the Euro as the functional currency) and movements in EUR exchange rates to USD and GBP (for entities which have USD or GBP as the functional currency), by 10% would result on average in the following gains or losses to the Company’s net loss:

	Six months ended June 30,
	2026	2025
Entities which have the Euro as the functional currency, exposed to GBP and USD
USD	6,728	8,488
GBP	89	742
Entities which have USD or GBP as the functional currency, exposed to EUR
EUR (1)	745	574
(1) The comparative balance has been revised as reported in the interim condensed consolidated financial statements for the period ended June 30, 2025.

Management believes that 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II) Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk as of June 30, 2026 arises from borrowings at variable rates (Note 15). The CCIRS minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.

(III) Market Risk Management through the CCIRS

Effective April 17, 2025, the Company entered into the CCIRS to:

•receive USD-SOFR + 2.60% interest and pay 4.567% fixed Euro interest; and

•receive USD principal repayments equal to principal repayments due under the term loan (see Note 15) and pay EUR principal repayments (fixed at the April 17, 2025 spot rate of EUR1.1357) on the last business days of each of March, June, September and December commencing June 30, 2025.
The amounts relating to the CCIRS designated as a cash flow hedge as of June 30, 2026 were as follows:

	As of June 30, 2026
	Nominal amount	Carrying Amount of Asset (Liability)	Line item in the Statement of Financial Position where the hedging instrument is included
CCIRS	60,938	333	Derivative Financial Instrument

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Changes in the value of the hedging instrument recognized in OCI (net of related tax)	553	(2,669)	2,047	(2,669)
Hedge ineffectiveness gain (loss) recognized in profit or loss	30	(11)	—	(11)
Amount reclassified from hedging reserve to profit or loss (net of related tax)	(173)	2,024	(1,664)	2,024

The line item in profit or loss that includes hedge ineffectiveness is Finance expenses. The line item in profit or loss affected by the reclassification is Finance income - foreign exchange gain.

The valuation technique applied to determine the fair value of the CCIRS at the end of each reporting period is a discounted cash flow model wherein the future cash flows are estimated based on forward exchange rates and interest rates (from observable forward exchange rates and interest rates at the end of the reporting period), discounted at a rate that reflects the credit risk of the counterparties.

(B) Credit Risk
Credit risk arises from cash and cash equivalents, trade and other receivables and other non-current assets. The exposure as of the reporting date was as follows:

	As of June 30, 2026	As of December 31, 2025
Trade and other receivables (excluding prepayments and VAT receivable)	20,007	23,533
Cash and cash equivalents	8,809	15,814
Other non-current assets (1)	510	360
	29,326	39,707
(1) The comparative balance has been revised as reported in the interim condensed consolidated financial statements for the period ended December 31, 2025.

For the three and six months ended June 30, 2026 and 2025, no single customer generated at least 10% of the Company’s total revenue for the period.

The Company has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Company applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As of June 30, 2026	As of December 31, 2025
1-30 days past due	5,053	4,896
31-60 days past due	1,981	2,906
61-90 days past due	985	1,212
More than 90 days past due	1,281	992
	9,300	10,006
The Company recognized a specific provision of $439 on trade receivables as of June 30, 2026 (December 31, 2025: $680 and June 30, 2025: $960).
The activity in the credit loss allowance was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Balance at the beginning of the period	1,773	1,971	1,816	1,664
Movements in credit loss allowance	(75)	87	(20)	344
Write-offs	(184)	(11)	(234)	(52)
Translation effect	(4)	129	(52)	220
Balance at the end of the period	1,510	2,176	1,510	2,176

For the three months ended June 30, 2026, the Company wrote off receivables from customers with a total value of $7 which had not been previously specifically provided for. For the six months ended June 30, 2026, the Company recorded net write-offs of receivables from customers of $34, representing amounts not previously specifically provided for, partially offset by collections of previously written off receivables from customers. For the three and six months ended June 30, 2025, the Company wrote off receivables from customers with a total value of $55 and $127, respectively.

The Company actively manages credit limits and exposures in a practical manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Company’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Company was not exposed to significant credit risk as at the end of the current reporting period.

As cash and cash equivalents are held with reputable financial institutions, any credit risk is deemed to be immaterial.
(C) Liquidity Risk

The Company is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowings due to the third parties (Note 15), amounts committed on acquisitions (Note 16), and trade and other payables (Note 17). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines (Note 15) to ensure the availability of adequate funding to meet the Company’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Company as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. Trade and other payables due in less than 1 year equal their carrying values as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of June 30, 2026
Non-derivative financial instruments
Deferred consideration (1)	27,966	—	—	27,966
Contingent consideration (2)	—	149	—	149
Borrowings and interest (3)	19,798	120,459	—	140,257
Lease liability	1,397	1,218	2,060	4,675
Trade and other payables (4)	10,433	—	—	10,433
	59,594	121,826	2,060	183,480
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	13,891	51,481	—	65,372
Inflow	(14,818)	(51,596)	—	(66,414)
Total	(927)	(115)	—	(1,042)
As of December 31, 2025
Non-derivative financial instruments
Deferred consideration (1)	5,005	38,299	—	43,304
Contingent consideration (2)	—	—	149	149
Borrowings and interest (3)	19,629	18,842	102,730	141,201
Lease liability	1,494	1,428	2,573	5,495
Trade and other payables (4)	9,902	1,120	—	11,022
	36,030	59,689	105,452	201,171
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	14,566	14,035	46,047	74,648
Inflow	(15,208)	(14,421)	(44,469)	(74,098)
Total	(642)	(386)	1,578	550

(1) See Note 16 for settlement of the deferred consideration.
(2) See Note 5 for settlement of the contingent consideration.
(3) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(4) The amounts above include trade payables, accrued bonuses related to acquisition, accrued legal fees, accrued general expenses and other financial liabilities.

5. ACQUISITIONS

Acquisition of Spotlight.Vegas

On September 1, 2025, the Company’s wholly-owned subsidiary, GDC America, Inc., acquired 100% of the issued and outstanding equity interests of BGMD Holdings LLC (d/b/a Spotlight.Vegas), a Nevada limited liability company (“Spotlight.Vegas”) for consideration of (i) a cash payment of $8,000 (subject to adjustments for cash, working capital and indebtedness, among other things), plus (ii) an earnout payment of up to a maximum of $11,000, payable in April 2027 based on financial performance during 2026 and (iii) a second earnout payment of up to a maximum of $11,000, payable in April 2028 based on financial performance during 2027 (the “Spotlight.Vegas Acquisition”). The Company has the option to pay up to 50% of each earnout payment in unregistered ordinary shares. During the year ended December 31, 2025, the cash paid net of cash acquired, working capital and indebtedness acquired and net of final purchase price adjustment released from Purchase Price Escrow and from previous shareholders in relation to the Spotlight.Vegas Acquisition was $6,059.

The fair value of the contingent consideration as of September 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 12% - 14%, (ii) discount rates ranging from 8.91% - 8.96%, (iii) volatility of 44% as applied to forecasted performance conditions and (iv) market price of risk adjustment for EBITDA ranging from 16.7% - 18.2%.

At the end of each reporting period, the Company will remeasure the fair value of the Spotlight.Vegas Acquisition contingent consideration. The Company expects to incur gains or losses related to the change in fair value of the contingent consideration until December 31, 2027. The fair value of the contingent consideration as of December 31, 2025 utilized the following assumptions as part of the options approach methodology: (i) probability of obtaining the financial conditions ranging from 0% - 4%, (ii) discount rates ranging from 7.29% - 7.30%, (iii) volatility of 48.6% as applied to forecasted performance conditions and (iv) Market Price Risk of Adjustment for EBITDA ranging from 16.2% - 17.6%.

During the year ended December 31, 2025, the fair value gain on contingent consideration for Spotlight.Vegas Acquisition amounted to $778 and resulted in total contingent consideration balance of $126.

As of June 30, 2026, no remeasurement of the contingent consideration has been performed as the fair value was assessed as of December 31, 2025 and no significant changes in facts and circumstances have occurred since that date. As of June 30, 2026, the total contingent consideration balance of $126 is classified as non-current because it is payable on April 1, 2028.

Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform. The principal reason for the Spotlight.Vegas Acquisition was to expand into complementary marketing revenue streams.

The total acquisition-related costs of the Spotlight.Vegas Acquisition amounted to $556 in legal and consulting fees, which were included in general and administrative expenses during the year ended December 31, 2025. No acquisition-related costs were incurred for the six months ended June 30, 2026 and 2025.

The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of Spotlight.Vegas resulting in goodwill:

Purchase price consideration:
Cash paid	6,495
Contingent consideration, at fair value	904
Total acquisition consideration	7,399
Assets acquired:
Cash and cash equivalents	436
Other non-current assets	360
Domain names and related websites	1,550
Acquired technology	2,600
Trade and other receivables	40
Right-of-use assets	89
Total assets acquired	5,075
Liabilities assumed:
Trade and other payables	(1,738)
Borrowings	(393)
Other non-current liability	(206)
Lease liability	(89)
Total liabilities assumed	(2,426)
Total net assets	2,649
Goodwill	4,750
Total acquisition consideration	7,399

OddsJam Acquisition

On January 1, 2025, the Company consummated the acquisition (the “OddsJam Acquisition”) of 100% of the outstanding shares of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to an Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. In connection with the OddsJam Acquisition, Odds Holdings changed its name to GDC Odds Holdings, Inc., and, following the closing, operates as a wholly owned subsidiary of GDC America, Inc.

The principal reason for the OddsJam Acquisition was to accelerate the Company’s expansion in the United States and sports data services. The OH Shareholders received initial merger consideration of (i) $63,577 in cash (net of escrow amounts and adjustments for working capital and indebtedness, and net of final purchase price adjustment released from the Purchase Price Escrow) and (ii) 708,178 ordinary shares of the Company. The OddsJam Merger Agreement originally provided that the OH Shareholders may benefit from an additional payment of up to a maximum of $60,000 payable based on Odds Holdings’ growth in contribution in fiscal 2025, and a further potential additional payment of up to $80,000 less the 2025 performance amount payable based on Odds Holdings’ achieving a growth in contribution in fiscal 2026. In no event was the Company obligated to pay the OH Shareholders more than $80,000 in additional payments in the aggregate for the 2025 and 2026 earn out periods. If the 2025 performance amount was less than $40,000, then it was to be paid in full in April 2026. If the 2025 performance amount exceeds $40,000, then $40,000 was to be paid in April 2026 and the remainder was to be paid in April 2027. The 2026 performance amount was to be paid in full in April 2027. The Company had the option to pay up to 50% of each of the additional payments in ordinary shares.

Prior to the OddsJam Acquisition, Odds Holdings granted options to certain employees which would have vested in the ordinary course after the OddsJam Acquisition closing date but on or prior to December 31, 2026. In connection with the OddsJam Acquisition, these employees became eligible for a transaction bonus provided that they remain in employment until January 1, 2027 (collectively, the “Transaction Bonuses”). Such costs are being accrued for post-combination on a straight-line basis until the end of the service period (Note 20). During the six months ended June 30, 2026, $2,813 of transaction bonuses were paid, which had been included within accrued bonuses as at December 31, 2025 (Note 17).

The total acquisition-related costs of the OddsJam Acquisition amounted to $2,867 in legal and consulting fees, which were included in general and administrative expenses, of which $925 were incurred for the year ended December 31, 2025 and $1,942 for the year ended December 31, 2024. Acquisition-related costs incurred for the six months ended June 30, 2026 and 2025 amounted to nil and $703, respectively.

In connection with the OddsJam Acquisition, certain acquired assets were transferred to other Company subsidiaries.

As of December 31, 2025, under the purchase price accounting, the Company recognized goodwill of $57,451, which was calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represented synergies from combining the Company’s and OddsJam’s operations. Goodwill is not expected to be deductible for tax purposes. The fair value of the ordinary shares issued as part of the OddsJam Acquisition reflected the closing share price at December 31, 2024. The values assigned to the assets acquired and liabilities assumed were based on their estimates of fair value available as of January 1, 2025 as calculated by a third-party valuation firm.

The fair value of the contingent consideration as of January 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 29% - 51%, (ii) discount rates ranging from 7.58% - 7.72%, (iii) volatility of 62.2% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.1% - 14%.

During the three and six months ended June 30, 2025, fair value loss on contingent consideration for the OddsJam Acquisition amounted to $21,159 and $21,632, respectively.

On December 19, 2025, the Company entered into an Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”) with the sellers of OddsJam which effectively terminates the earn-out period early and provides that the 2025 and 2026 performance amounts are set at $40,000 each, subject to an early payment discount. As a result of the modification of contingent consideration effective December 19, 2025, the liability was subsequently presented as deferred consideration. The Company has the option, but not the obligation, to pay up to 70% of the 2026 performance amount in ordinary shares. In connection with the Merger Agreement Amendment, the terms of the Transaction Bonuses were amended so that (i) the 2025 Transaction Bonus Amount (as defined in the OddsJam Merger Agreement) was paid in January 2026 together with 50% of the initial bonus pool, and (ii) the 2026 Transaction Bonus Amount together with the remaining amounts in the initial bonus pool is payable in the first payroll after April 1, 2027.

In December 2025, the Company settled the first payment of deferred consideration of $33,570 in cash.

In January 2026, the Company settled the remaining balance of $3,852 in cash to the sellers of OddsJam, representing the final portion of the 2025 performance amount. The payment was reflected in the Statement of Cash Flows partly within investing activities, being the original estimate of the fair value of $1,679, and partly within the operating activities, being the portion related to the fair value movement after the acquisition of $2,173.

The Company early-settled 30% of the 2026 performance amount in cash per the OddsJam Merger Agreement Amended (the "Early Election"), with the cash consideration paid across April and May 2026. In accordance with the contractual terms, the cash portion was discounted at an annualized rate of 10%, calculated on a 365-day basis for the actual number of days elapsed between the Early Election and the original due date of April 1, 2027, resulting in an effective discount of 9.21%. The $10,761 carrying amount was derecognized against $10,435 cash consideration paid, recognizing a $326 gain within Finance income. The payment was reflected in the Interim Condensed Consolidated Statement of Cash Flows partly within investing activities, being the original estimate of the fair value of $2,583, partly within the operating activities, being the portion related to the fair value movement after the acquisition of $7,611, and partly within financing activities, being $241 of interest accreted on the discounted carrying amount of the Early Election consideration.

Further details on the deferred consideration balance, including unwinding costs and cash settlements, are set out in Note 16.

The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of OddsJam resulting in goodwill:

Purchase price consideration:
Cash paid	63,577
Common shares issued, at fair value	9,971
Contingent and deferred consideration, at fair value	24,771
Total acquisition consideration	98,319
Assets acquired:
Cash and cash equivalents	1,141
Trade and other receivables	1,091
Domain names and related websites	8,200
Customer base	26,100
Acquired technology and Software	23,500
Indemnification asset	792
Deferred tax	1,370
Other current assets	127
Total assets acquired	62,321
Liabilities assumed:
Accounts payable and accrued expenses	(882)
Deferred income	(1,502)
Income tax	(1,646)
Deferred tax	(14,845)
Other indirect tax	(792)
Other current liabilities	(1,786)
Total liabilities assumed	(21,453)
Total net assets	40,868
Goodwill	57,451
Total acquisition consideration	98,319

Included in the Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2026 is a corporate tax refund of $173, related to the pre-acquisition period.

Included in the Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2025 are payments of $1,607 and $1,716 for payroll taxes and corporate taxes, respectively, related to the pre-acquisition period.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2026	1,693	523	2,216
Additions	203	23	226
Depreciation charge (Note 20)	(287)	(60)	(347)
Translation differences	(16)	(4)	(20)
As of June 30, 2026	1,593	482	2,075
Cost	3,343	847	4,190
Accumulated depreciation	(1,750)	(365)	(2,115)
Net book amount as of June 30, 2026	1,593	482	2,075

Net book amount as of January 1, 2025	1,319	514	1,833
Additions	445	92	537
Depreciation charge (Note 20)	(245)	(38)	(283)
Translation differences	104	25	129
As of June 30, 2025	1,623	593	2,216
Cost	2,844	846	3,690
Accumulated depreciation	(1,221)	(253)	(1,474)
Net book amount as of June 30, 2025	1,623	593	2,216
For the six months ended June 30, 2026 and 2025, cash paid for the acquisition of property and equipment was $226 and $537, respectively.

The following is the reconciliation of the depreciation expense:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Depreciation expensed to general and administrative expenses (Note 20)	174	157	347	283

7. LEASES
Below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2026	4,207	4,787
Amortization of right-of-use assets (Note 20)	(639)	—
Interest expense	—	156
Payments	—	(788)
Translation differences	(17)	(29)
As of June 30, 2026	3,551	4,126

As of January 1, 2025	4,632	5,032
Additions including adjustments arising as a result of an extension of lease term	509	509
Amortization of right-of-use assets (Note 20)	(570)	—
Interest expense	—	152
Payments	—	(615)
Translation differences	192	215
As of June 30, 2025	4,763	5,293

The entire balance of the right-of-use assets as of June 30, 2026 and 2025 is related to the lease of office premises.

As of June 30, 2026, the Company’s lease liabilities amounted to $4,126, comprising of $1,164 due within one year and $2,962 due after more than one year (December 31, 2025: $4,787, comprising of $1,205 due within one year and $3,582 due after more than one year).

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	ACQUIRED TECHNOLOGY AND SOFTWARE	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	DEVELOPMENT COSTS	TOTAL
Net book amount as of January 1, 2026	115,888	23,143	73,020	26,534	—	7,096	245,681
Additions	97	—	—	—	—	2,600	2,697
Amortization charge (Note 20)	(383)	(1,834)	—	(2,538)	—	(1,411)	(6,166)
Translation differences	(2,763)	(9)	—	—	—	(183)	(2,955)
Net book amount as of June 30, 2026	112,839	21,300	73,020	23,996	—	8,102	239,257
Cost	121,305	26,586	73,020	38,666	3,844	14,383	277,804
Accumulated amortization	(8,466)	(5,286)	—	(14,670)	(3,844)	(6,281)	(38,547)
Net book amount as of June 30, 2026	112,839	21,300	73,020	23,996	—	8,102	239,257

Net book amount as of January 1, 2025	108,486	414	10,800	6,573	—	4,538	130,811
Additions	—	—	—	—	—	1,836	1,836
Business combinations (Note 5)	8,200	23,500	57,709	26,100	—	—	115,509
Amortization charge (Note 20)	(423)	(1,644)	—	(3,394)	—	(835)	(6,296)
Translation differences	12,370	51	21	166	—	605	13,213
Net book amount as of June 30, 2025	128,633	22,321	68,530	29,445	—	6,144	255,073
Cost	136,503	24,003	68,530	38,863	3,862	9,968	281,729
Accumulated amortization	(7,870)	(1,682)	—	(9,418)	(3,862)	(3,824)	(26,656)
Net book amount as of June 30, 2025	128,633	22,321	68,530	29,445	—	6,144	255,073

Additions during the six months ended June 30, 2025 include the assets from the OddsJam Acquisition, which are categorized among domain names and related websites, customer contracts and customer bases, goodwill, and acquired technology (additional information regarding the acquisition of intangible assets is disclosed in Note 5).
As of June 30, 2026 and December 31, 2025, domain names, mobile apps and related websites balance included fully amortized mobile apps with book value of $7,060 and $7,298, respectively.

For the six months ended June 30, 2026 and 2025, cash paid for intangible assets, other than those acquired in business combinations, and capitalized software developments was $2,586 and $1,791, respectively.

The following table distinguishes finite and indefinite intangible assets as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026	As of December 31, 2025
Net book value of assets with finite useful lives
Customer contracts and customer bases	23,996	26,534
Acquired technology and software	21,300	23,143
Domain names, mobile apps and related websites	6,970	7,380
Development costs	8,102	7,096
Total net book value of assets with finite useful lives	60,368	64,153
Net book value of assets with indefinite useful lives
Domain names and related websites	105,869	108,508
Goodwill	73,020	73,020
Total net book value of assets with indefinite useful lives	178,889	181,528
Total net book value of intangible assets	239,257	245,681

Remaining useful lives of significant assets with finite useful lives

As of June 30, 2026 and December 31, 2025, the remaining useful lives of significant assets with finite lives are as follows:

	Net book value		Remaining useful life (in years)
	2026	2025	2026	2025
OddsJam - customer bases	20,115	22,110	4 to 7 years	4 to 7 years
RotoWire - customer bases	3,881	4,050	12 years	12 years
OddsJam - acquired technology and software	18,701	20,301	4 to 7 years	4 to 7 years
Spotlight.Vegas - acquired technology	2,290	2,476	6 years	6 years
OddsJam - domain names and related websites	6,970	7,380	9 years	9 years
Development costs	8,102	7,096	Up to 5 years	Up to 5 years
Total significant intangible assets	60,059	63,413

9. TRADE AND OTHER RECEIVABLES

	As of June 30, 2026	As of December 31, 2025
Current
Trade receivables, net	18,323	21,109
Accrued revenue	182	584
Other receivables (1)	518	477
Indemnification asset (2)	792	792
Deposits	568	571
Prepayments	2,641	2,954
Total	23,024	26,487
(1) Other receivables includes VAT receivable of $376 as of June 30, 2026.
(2) Represents the right to receive reimbursement from an escrow account established in connection with the OddsJam Acquisition (see Note 5).

	As of June 30, 2026	As of December 31, 2025
Trade receivables, gross	19,833	22,925
Credit loss allowance	(1,510)	(1,816)
Trade receivables, net	18,323	21,109

Trade receivables are unsecured and subject to settlement of up to 45 days. Details on movements in the allowance are disclosed within Note 4.

10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of June 30, 2026	As of December 31, 2025
Cash at bank	8,809	15,814
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company are unlimited and have no par value. The following table outlines ordinary share activity for each period presented.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2026	35,097,190
Issue of ordinary shares in relation to employee stock purchase plan	56,473
Issue of restricted ordinary share awards (Notes 12, 14)	203,253
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	240,548
As of June 30, 2026	35,597,464

As of January 1, 2025	34,762,899
Issue of ordinary shares in relation to employee stock purchase plan (Note 12)	13,448
Issue of restricted ordinary share awards (Notes 12, 14)	44,086
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	147,183
Issue of ordinary shares in exchange of share options exercised (Note 14)	36,857
Issue of ordinary shares as a payment of consideration for OddsJam Acquisition (Note 5)	708,178
As of June 30, 2025	35,712,651

Share repurchase program
In May 2022, the Company’s shareholders authorized a repurchase program of up to 30.0 million of the Company’s ordinary shares. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase of up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company’s ordinary shares, for a total authorization of $50,000 since inception. As of June 30, 2026, $14,424 remained available under the repurchase program.

During the six months ended June 30, 2026 and 2025, the Company did not repurchase any shares.

Since the commencement of the share repurchase program, 3,960,663 ordinary shares were purchased at an average price of $8.98 for a total cost of $35,576.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

Employee Share Purchase Plan

The Company offers an Employee Share Purchase Plan (“ESPP”) that allows eligible employees to purchase ordinary shares of the Company at a 15% discount on the lesser of the fair market value on the first or last trading day of the applicable offering period. Offering periods begin on the first trading day on or after April 15 and October 15 of each year and end on the first trading day on or prior to October 14 and April 14, respectively. Shares are purchased on the last trading day of each offering period. Employees may purchase shares having a value not exceeding 50% of their compensation during the applicable offering period. Participation is subject to a limitation that employees may not own 5% or more of the total voting power or value of the Company’s ordinary shares.

During the six months ended June 30, 2026, employees purchased 56,473 ordinary shares, under the ESPP, for proceeds of $183.
12. CAPITAL RESERVE

	Six Months Ended June 30,
	2026	2025
As of January 1	90,763	78,037
Issue of ordinary shares in relation to employee stock purchase plan (Note 11)	215	147
Share options exercised (Notes 11, 13, 14)	—	302
Issue of ordinary shares as a payment of consideration for OddsJam acquisition (Note 5)	—	9,971
Issue of restricted share awards (Notes 11, 14)	422	498
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	3,040	1,366
Share options expired (Notes 13, 14)	96	13
As of June 30	94,536	90,334

The Interim Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2025 includes an amount of $384 relating to proceeds for share options that were exercised during the year ended December 31, 2024.

13. SHARE-BASED COMPENSATION RESERVE

As at June 30, 2026 and December 31, 2025, the Company had the following share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (as defined in Note 14) and Founders’ Awards outstanding:

	June 30, 2026	December 31, 2025
Share options	1,317,536	1,137,079
RSUs	2,602,934	927,840
Total grants outstanding under Amended and Restated 2020 Stock Incentive Plan	3,920,470	2,064,919
Founders' Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	7,977,240	6,121,689

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As at January 1, 2026	6,121,689	15,450
Share options expense	—	598
Share options granted	204,624	29
Share options forfeited	(2,917)	(7)
Share options expired	(21,250)	(96)
Restricted Share Units expense	—	1,736
Restricted Share Units granted	2,119,194	1,288
Restricted Share Units vested (1)	(256,443)	(3,105)
Restricted Share Units forfeited	(187,657)	(542)
As of June 30, 2026	7,977,240	15,351

As at January 1, 2025	5,834,519	10,624
Share options expense	—	874
Share options granted	28,340	15
Share options exercised (Note 14)	(36,857)	(98)
Share options expired	(2,500)	(13)
Restricted Share Units expense	—	952
Restricted Share Units granted	503,946	1,340
Restricted Share Units vested	(147,183)	(1,366)
Restricted Share Units forfeited	(30,569)	(94)
As of June 30, 2025	6,149,696	12,234
(1) During the six months ended June 30, 2026, 15,895 vested RSUs were used to settle employee taxes of $61.

14. SHARE-BASED PAYMENTS

On October 22, 2020, the Company’s shareholders approved the 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”). Under the 2020 Stock Incentive Plan, which was amended and restated on May 18, 2022, and further amended on March 4, 2026 (the “Amended and Restated 2020 Stock Incentive Plan” or the “Plan”), employees, officers, directors, consultants and advisors are eligible to be awarded share warrants, and receive share options, RSUs and other stock-based awards.

The maximum aggregate number of shares that may be granted under the Amended and Restated 2020 Stock Incentive Plan was increased from 1,500,000 to 3,500,000 shares. Starting on January 1, 2027, the annual increase in shares reserved for issuance under the Plan will increase from 2% to 4% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase. The maximum number of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares available for grant under the Plan.

Share Options
Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of expiration. The number of options granted, and the exercise price of the options is fixed by the board of directors or compensation committee of the board of directors of the Company.
In July 2021, in connection with the Company’s initial public offering, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders’ Awards. Each option is divided into twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years after the exercise date. Each tranche was valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding period restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of June 30, 2026, the performance conditions were not achieved for any of the tranches.

The number of share options outstanding under the Amended and Restated 2020 Stock Incentive Plan and the Founders’ Awards as of June 30, 2026 and 2025 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2026	5,193,849	8.37
Granted	204,624	2.47
Forfeited	(2,917)	8.94
Expired	(21,250)	9.58
Awards outstanding as of June 30, 2026	5,374,306	8.14
Awards exercisable as of June 30, 2026	1,084,882	9.71

Awards outstanding as of January 1, 2025	5,222,688	8.32
Granted	28,340	12.35
Exercised	(36,857)	5.43
Expired	(2,500)	12.69
Awards outstanding as of June 30, 2025	5,211,671	8.36
Awards exercisable as of June 30, 2025	928,226	9.46

As of June 30, 2026 and 2025, the weighted average remaining contractual life for options outstanding was 4.70 years and 5.82 years, respectively. The range of exercise prices for options issued as share-based payments was $2.47 to $14.71 per share as of June 30, 2026 and $3.52 to $14.71 per share as of June 30, 2025.

Determination of Fair Value of Options
The options granted during the six months ended June 30, 2026 and June 30, 2025 were valued using the Black-Scholes model with the following assumptions:

	Six months ended June 30,
	2026	2025
Exercise price, USD	2.47	12.35
Share price, USD	2.47	12.35
Risk free interest rate	4.21%	3.99%
Estimated volatility	70%	45%
Expected option term, years	4.00	4.00
Dividend yield	nil	nil

Estimated volatility is based on historical volatility of comparable companies.

Restricted Share Units

During the six months ended June 30, 2026 and 2025, the Company’s board of directors approved the issuance of 2,119,194 and 503,946 RSUs to employees, respectively, of which 914,008 and 219,702, were issued to key management and executive directors, respectively. The RSUs vest 25% annually and become non-forfeitable over 4 years from the date of grant, subject to continuing employment, except for:

•22,171 units granted in March 2026, of which 25% vested on the grant date and the remainder become non-forfeitable over 3 years from the date of grant, subject to continuing employment; and
•714,751 units granted in May 2026, which vest in equal annual installments and become non-forfeitable over 3 years from the date of grant, subject to continuing employment.

The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the six months ended June 30, 2026 and 2025, is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2026	927,840	11.28
Granted	2,119,194	3.60
Vested	(256,443)	11.02
Forfeited	(187,657)	7.05
Outstanding as of June 30, 2026	2,602,934	5.36

Outstanding as of January 1, 2025	611,831	9.42
Granted	503,946	13.51
Vested	(147,183)	9.39
Forfeited	(30,569)	11.43
Outstanding as of June 30, 2025	938,025	11.56

Restricted shares

During the six months ended June 30, 2026 and 2025, there were 203,253 and 44,086 restricted share awards, respectively, issued to non-executive directors in connection with their service on the board of directors. The shares were valued using the Finnerty model with the main input data being the underlying issued price of $2.47 and $12.35 per share, respectively, an annualized volatility of 75% and 45%, respectively, and a restricted period of one year for both issuances.

Share-based Payment Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Share options expense	320	457	620	889
RSU expense	1,110	1,176	2,373	2,153
Restricted shares expense	422	569	422	569
Other share based related expenses	32	20	32	20
Share-based payment expense	1,884	2,222	3,447	3,631

	As of June 30,
	2026	2025
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	315	702
Founders’ Awards	1,633	2,655
RSUs	9,058	7,581

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	0.6	0.9
Founders’ Awards	1.9	2.8
RSUs	1.9	1.9

Share-based Compensation Reserve
Share-based payment reserve is included within the share-based compensation reserve (see Note 13).

15. BORROWINGS

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25,000 term loan and a $25,000 revolving credit facility that was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following (among other items): (x) the credit facility increased from $100,000 to $165,000, consisting of a revolving credit facility of $90,000 (the “Revolving Credit Facility”) and a term loan of $75,000 (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10,000 to $50,000.

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and
Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20,000 if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of June 30, 2026, the Company had principal borrowings of $126,438 outstanding under the Wells Fargo Credit Facility, comprising $60,938 under the Term Loan and $65,500 under the Revolving Credit Facility. During the six months ended June 30, 2026, the Company repaid $5,625 of the Term Loan, bringing cumulative repayments since inception to $14,063. The Company also borrowed a further $8,000 under the Revolving Credit Facility during the six months ended June 30, 2026, such that $24,500 was available under the Revolving Credit Facility as of June 30, 2026.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning on July 1, 2025, each equal to 15% of the borrowed principal amount, with the outstanding balance to be repaid in its entirety by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo

Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15,000. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of June 30, 2026, the Company was in compliance with the debt covenants in the Wells Fargo Amended and Restated Credit Agreement.

Below is the movement of the Company’s borrowings during the six months ended June 30, 2026 and 2025:

	As of June 30,
	2026	2025
As at January 1	118,636	22,931
Proceeds from borrowings	8,000	94,500
Repayment of principal	(5,625)	(23,381)
Issuance costs related to borrowings	—	(5,843)
Interest expense on borrowings (1) (Note 21)	5,566	4,103
Interest payment attributable to third party borrowings	(4,251)	(1,875)
Translation differences	(1)	(162)
As at June 30 (2)	122,325	90,273
(1) Interest expense on borrowings is gross of the net interest income from the settlements of the derivative financial instrument used to hedge liabilities of $567 for the six months ended June 30, 2026 (June 30, 2025: $414).
(2) As of June 30, 2026, borrowings of $58,785 and $63,540 relate to the Term Loan and Revolving Credit Facility, respectively. As of June 30, 2025, borrowings of $73,312 and $16,961 relate to the Term Loan and Revolving Credit Facility, respectively.

16. DEFERRED CONSIDERATION

OddsJam Deferred Consideration

The table below sets out the movement in the deferred consideration liability relating to the OddsJam Acquisition (see Note 5) for the six months ended June 30, 2026:

Balance at January 1, 2026	39,853
Settlement – 2025 performance amount (cash)	(3,852)
Unwinding of discount (Note 21)	1,239
Early settlement – 30% of 2026 performance amount (cash)	(10,761)
Balance at June 30, 2026	26,479

At December 31, 2025, following the reclassification of the OddsJam contingent consideration on December 19, 2025, the total deferred consideration balance of $39,853 comprised a non-current portion of $34,929 due for payment on April 1, 2027, and a current portion of $4,924, of which $3,852 was due in January 2026 and the remaining balance of $1,072 in November 2026.

The Company settled the final portion of the 2025 performance amount of $3,852 in cash to the sellers of OddsJam in January 2026. The payment was reflected in the Interim Condensed Consolidated Statements of Cash Flows partly within investing activities, being the original estimate of the fair value of $1,679, and partly within operating activities, being the portion related to the fair value movement after the acquisition of $2,173.

The Company made an early-settlement payment equal to 30% of the 2026 performance amount in cash per the OddsJam Merger Agreement Amended (the "Early Election"), with the cash consideration paid across April and May 2026. In accordance with the contractual terms, the cash portion was discounted at an annualized rate of 10%, calculated on a 365-day basis for the actual number of days elapsed between the Early Election and the original due date of April 1, 2027, resulting in an effective discount of 9.21%. The 30% tranche settled, with a carrying amount of $10,761, was derecognized and the difference between that carrying amount and the $10,435 cash consideration paid was recognized as a gain of $326 within Finance income. The payment was reflected in the Interim Condensed Consolidated Statements of Cash Flows partly within investing activities, being the original estimate of the fair value of $2,583, partly within operating activities, being the portion related to the fair value movement after the acquisition of $7,611, and partly within financing activities, being $241 of interest accreted on the discounted carrying amount of the Early Election consideration.

For the six months ended June 30, 2026, unwinding of the discount on the deferred consideration payable in connection with the OddsJam Acquisition amounted to $1,239. As a result, the deferred consideration balance at June 30, 2026 was $26,479, payable in full on April 1, 2027. As this settlement date falls within twelve months of the reporting date, the entire balance has been classified as current. The Company expects to incur financial expenses related to the deferred consideration payable in connection with the OddsJam Acquisition until March 2027, and retains the option, but not the obligation, to settle the remaining balance entirely in ordinary shares. Refer to Note 5 for the full discussion of the OddsJam Acquisition.

Freebets.com Assets Deferred Consideration

In April 2025, the Company settled the final deferred payment of $11,178 in cash for the acquisition of Freebets.com and related assets (the “Freebets.com Assets”). The payment was reflected in the Interim Condensed Consolidated Statement of Cash Flows partly within investing activities of $10,503, and partly within the financing activities of $675.

RotoWire Deferred Consideration

In March 2025, the Company settled the final deferred payment of $300 in cash to the former shareholders of Roto Sports, Inc., the operator of RotoWire.com (“RotoWire”). This concludes all outstanding obligations in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of RotoWire. The payment is reported within investing activities in the Interim Condensed Consolidated Statements of Cash Flows.

17. TRADE AND OTHER PAYABLES

	As of June 30, 2026	As of December 31, 2025
Non-current
Accrued bonuses related to acquisition (Note 5)	—	1,120

Current
Trade payables (1)	2,187	3,015
Accruals (2)	8,473	8,573
Accrued restructuring costs (3)	2,189	—
Indirect taxes	1,426	1,658
Other payables (4)	366	231
Total	14,641	13,477
(1) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(2) Included in accruals is $7,677 (2025: $6,778) which satisfies the definition of financial liabilities under IAS 32 – Financial Instruments: Presentation, which is comprised of accrued partnership costs, accrued bonuses related to acquisition and other unbilled operational expenses.
(3) Accrued restructuring costs relate to severance costs and associated legal fees arising from the Company's strategic restructure to reduce its workforce, which includes $255 of accrued legal fees and $1,934 of accrued severance costs. The accrued severance costs included in the accrued restructuring costs fall within the scope of IAS 19 – Employee Benefits.
(4) Included in other payables is $314 (2025: $109) which satisfies the definition of financial liabilities under IAS 32 – Financial Instruments: Presentation.

18. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at June 30, 2026 and December 31, 2025, deferred tax is presented on a gross basis in the consolidated statement of financial position as it is related to different tax jurisdictions and not eligible for offset.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of June 30, 2026	As of December 31, 2025
Deferred tax asset	4,877	4,906
Deferred tax liability	(7,547)	(6,222)
Deferred tax liability, net	(2,670)	(1,316)

The change in the deferred tax income account was as follows for six months ended June 30, 2026:

Deferred tax, net at the beginning of the year	(1,316)
Credited/ (charged) to the profit or loss (Note 23)	(1,157)
Charged (credited) to the other comprehensive income (Note 23)	(54)
Translation differences	(143)
Deferred tax, net at the end of the year	(2,670)

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of June 30, 2026	As of December 31, 2025
Intangible assets - deferred tax assets	3,544	2,406
Intangible assets - deferred tax liability	(12,250)	(13,159)
Trading losses and other allowances	6,036	9,437
Net deferred tax liabilities	(2,670)	(1,316)

At June 30, 2026, the Company had unutilized trading losses and other allowances of $51,466, of which $13,187 were not recognized based on management’s performance projections for 2026 - 2030, and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $5,617.

At June 30, 2026, the Company had net unutilized capital allowances of $28,354 related to intangible assets, of which all were recognized based on management’s performance projections for 2026 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $3,544.

At June 30, 2026 and December 31, 2025, the Company had a deferred tax asset of $419 and $398, respectively, related to expected future tax refunds.

At June 30, 2026, deferred tax liability amounted to $12,250, related to intangible assets acquired as a part of the OddsJam Acquisition ($9,418), the RotoWire acquisition ($2,808) and the Spotlight.Vegas Acquisition ($24). At December 31, 2025, deferred tax liability amounted to $13,159, relating to intangible assets acquired as a part of the OddsJam Acquisition ($10,253) and the RotoWire acquisition ($2,906).

At December 31, 2025, the Company had unutilized trading losses and other allowances of $68,810, of which $9,884 were not recognized based on management’s performance projections for 2026 – 2030 and the related ability to utilize the tax losses resulting in recognition of a deferred tax asset of $9,039.

At December 31, 2025, the Company had net unutilized capital allowances of $21,659 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2026 – 2030 and related ability to utilize capital allowance resulting in recognition of a deferred tax asset of $2,406.

During the year ended December 31, 2025, a net deferred tax liability of $13,475 was recognized as part of the business combination accounting for the OddsJam Acquisition (Note 5). This primarily related to a deferred tax liability on intangible assets of $14,845 partly offset by a deferred tax asset on losses and other deductible temporary differences of $1,370.

19. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservations for recreational and leisure events.

Within performance marketing arrangements, the Company considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Company acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Company’s performance obligation is to facilitate and process the transaction and issue the ticket.

Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Company considers each subscription to be a separate performance obligation. The Company satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Marketing	26,537	29,575	55,743	60,311
Data	11,227	10,019	22,461	19,918
Total revenues	37,764	39,594	78,204	80,229

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
North America	26,324	19,111	52,848	40,099
U.K. and Ireland	6,413	11,057	14,190	22,140
Other Europe	3,577	6,638	7,914	12,576
Rest of the world	1,450	2,788	3,252	5,414
Total revenues	37,764	39,594	78,204	80,229

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Performance marketing	23,185	24,948	48,654	50,679
Subscription	11,227	10,019	22,461	19,918
Advertising & other	3,352	4,627	7,089	9,632
Total revenues	37,764	39,594	78,204	80,229

During the three months ended June 30, 2026, performance marketing revenue was generated by the following categories: cost per acquisition 43%, revenue share 21%, hybrid 31% and ticketing 5%, compared to 37%, 26%, 37% and nil, respectively, during the three months ended June 30, 2025. During the six months ended June 30, 2026, performance marketing revenue was generated by the following categories: cost per acquisition 42%, revenue share 21%, hybrid 32% and ticketing 5%, compared to 38%, 25%, 37% and nil, respectively, during the six months ended June 30, 2025.

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Casino	18,434	23,737	39,991	48,313
Sports	17,707	15,139	34,865	30,640
Other	1,623	718	3,348	1,276
Total revenues	37,764	39,594	78,204	80,229

Presentation of revenue by product type was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other to Sports of $528 for the six months ended June 30, 2026.

Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of June 30, 2026	As of December 31, 2025
Contract assets	182	584
Contract liabilities	(4,279)	(5,100)
The contract assets primarily relate to the Company’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. Contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities primarily relate to the advances received from customers for subscriptions purchased on the RotoWire.com and OddsJam.com websites, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.

The following table shows how much of the revenue recognized in the three and six months ended June 30, relates to brought forward contract liabilities:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Subscription	1,145	780	4,310	1,902

Customers
For the three and six months ended June 30, 2026, our top ten customers accounted for 31% and 27%, respectively, of our revenue and no single customer generated at least 10% of the Company’s total revenue for either period. For the three and six months ended June 30, 2025, our top ten customers accounted for 25% of our revenue and no single customer generated at least 10% of the Company’s total revenue for either period.

20. OPERATING EXPENSES

Sales and marketing expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
People costs	7,482	8,491	16,113	16,638
Restructuring costs (1)	1,648	—	1,648	—
Employees' bonuses related to acquisition (Note 5)	238	347	399	347
External marketing expenses	3,852	2,367	7,464	4,842
Legal and consultancy fees	188	92	273	183
External content	648	786	1,549	1,518
Amortization of acquired intangible assets	1,275	1,653	2,970	3,863
Share-based payment expense	119	419	442	790
Software and subscriptions	170	730	554	1,015
Hosting and website content	114	162	199	297
Other	406	339	719	592
Total sales and marketing expenses	16,140	15,386	32,330	30,085
(1) Restructuring costs relate to severance costs arising from the Company’s strategic restructure to reduce its workforce for the three and six months ended June 30, 2026, of which $653 was settled as of June 30, 2026.

Presentation of ‘External marketing expenses’ and ‘Other’ sales and marketing expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current period. This resulted in a reclassification from ‘External Marketing Expenses’ to ‘Legal and Consultancy’ of $92 and $183 and a reclassification of ‘Other’ to ‘Hosting and website content’ of $162 and $297 for the three and six months ended June 30, 2025, respectively.

Technology expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
People costs	2,948	3,291	6,085	6,392
Restructuring costs (1)	744	—	744	—
Employees' bonuses related to acquisition (Note 5)	144	243	263	243
Amortization of development costs	720	467	1,411	835
Amortization of acquired technology and software	893	797	1,785	1,598
Software and subscriptions	1,611	582	2,649	1,298
Share-based payment expense	88	98	200	160
Hosting costs	460	241	772	563
Consultancy fees	180	276	439	500
Other	126	146	224	275
Total technology expenses	7,914	6,141	14,572	11,864
(1) Restructuring costs relate to severance costs arising from the Company’s strategic restructure to reduce its workforce for the three and six months ended June 30, 2026, of which $288 was settled as of June 30, 2026.

Presentation of ‘Other’ technology expenses for the comparative periods was adjusted to consistently reflect more disaggregated classification in the current period. This resulted in a reclassification from ‘Other’ to ‘Consultancy fees’ of $276 and $500, for the three and six months ended June 30, 2025, respectively.

General and administrative expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
People costs	3,516	3,723	7,253	7,179
Restructuring costs (1)	831	—	907	—
Share-based payment and related expenses	1,677	1,705	2,805	2,681
Legal and consultancy fees	1,507	1,008	2,811	2,376
Acquisition related costs	—	378	—	703
Insurance	189	106	380	215
Amortization of right-of-use assets	274	299	639	570
Depreciation of property and equipment	174	157	347	283
Software and subscriptions	451	425	1,008	794
Other	396	621	1,021	1,230
Total general and administrative expenses	9,015	8,422	17,171	16,031
(1) Restructuring costs relate to severance costs and associated legal fees arising from the Company’s strategic restructure to reduce its workforce for the three and six months ended June 30, 2026, of which $169 was settled as of June 30, 2026.

Fair value movement on contingent consideration

The fair value movement on contingent consideration for the three and six months ended June 30, 2025 is directly associated with the OddsJam Acquisition and is driven by changes in circumstances, rather than by new information about conditions that existed at the OddsJam Acquisition closing date. These changes primarily reflect Odds Holdings’ performance during the period, which exceeded initial expectations as a result of synergies realized following the OddsJam Acquisition which in turn generated post-acquisition revenue growth and cost optimization.

21. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Foreign exchange gain	477	4,376	901	8,234
Gain on early settlement of deferred consideration	326	—	326	—
Interest income	32	54	46	90
Total finance income	835	4,430	1,273	8,324

Finance expense consists of the following:
Foreign exchange loss	665	345	888	435
Unwinding of deferred consideration	556	—	1,239	211
Interest expense on lease liabilities	75	78	156	152
Interest expense on borrowings(1)	2,531	1,685	4,999	3,689
Cash flow hedge - ineffective portion of changes in fair value – (gain) loss (Note 4)	(30)	11	—	11
Other finance results(2)	158	199	325	321
Total finance expenses	3,955	2,318	7,607	4,819
Net finance (expense) income	(3,120)	2,112	(6,334)	3,505
(1) Interest expense on borrowings is partially offset by the net interest income of $280 and $567 for the three and six months ended June 30, 2026, respectively, and $414 for each of the three and six months ended June 30, 2025 from the settlements of the derivative financial instrument used to hedge liabilities.

(2) Included within Other finance results are amounts of $130 and $264 for the three and six months ended June 30, 2026, respectively, and $59 and $161 for the three and six months ended June 30, 2025, respectively, relating to bank fees that were fully settled in cash.

Foreign exchange gain and loss of the Company are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the three and six months ended June 30, 2026, the foreign exchange gain included $198 and $1,902, respectively, that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge (Note 3). For the three and six months ended June 30, 2025, the foreign exchange gain is presented net of an amount of $2,024 that has been recycled from the accumulated hedging reserve to profit or loss in relation to the same instrument.

The gain on early settlement of deferred consideration is associated with the early settlement of 30% of the 2026 performance amount payable in connection with the OddsJam Acquisition (the "Early Election"), with the cash consideration paid across April and May 2026. The cash portion was discounted at an effective rate of 9.21% (10% annualized on a 365-day basis, for the actual days between the Early Election and the original due date of April 1, 2027). The gain represents the difference between the carrying amount of $10,761 for the 30% tranche settled (derecognized upon settlement) and the $10,435 cash consideration paid. The remaining deferred consideration payable in connection with the OddsJam Acquisition continues to be subject to unwinding of discount.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three and six months ended June 30, 2026. The Company expects to incur financial expenses related to the deferred consideration payable in connection with the OddsJam Acquisition until March 2027.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the six months ended June 30, 2025. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Company will not incur further expenses related to this transaction.

22. BASIC AND DILUTED LOSS PER SHARE
Basic loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(5,801)	(2,181)
Weighted-average number of ordinary shares, basic	35,502,315	35,679,467	35,344,863	35,627,074
Net loss per share attributable to shareholders, basic	(0.13)	(0.38)	(0.16)	(0.06)

Net loss for the period attributable to shareholders	(4,626)	(13,415)	(5,801)	(2,181)
Weighted-average number of ordinary shares, diluted	35,502,315	35,679,467	35,344,863	36,244,021
Net loss per share attributable to shareholders, diluted	(0.13)	(0.38)	(0.16)	(0.06)

The calculation of diluted loss per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Weighted-average number of ordinary shares (basic)	35,502,315	35,679,467	35,344,863	35,627,074
Effect of share options	—	—	—	275,710
Unvested ordinary shares	—	—	—	341,237
Weighted-average number of ordinary shares (diluted)	35,502,315	35,679,467	35,344,863	36,244,021

Options and RSUs to purchase or acquire 7,977,240 and 6,149,696 ordinary shares were outstanding at June 30, 2026 and 2025, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended June 30, 2026, (i) 4,779,205 (June 30, 2025: 4,423,689) options, (ii) 14,349,450 (June 30, 2025: nil) contingently issuable ordinary shares and (iii) 101,857 (June 30, 2025: 313,851) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the six months ended June 30, 2026, (i) 5,060,204 (June 30, 2025: 4,116,770) options, (ii) 14,439,450 (June 30, 2025: nil) contingently issuable ordinary shares and (iii) 206,121 (June 30, 2025: nil) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For disclosures regarding the number of outstanding shares, see Note 11.

23. INCOME TAX CHARGE

	Three Months Ended June 30,		Six Months ended June 30,
	2026	2025	2026	2025
Current tax expense	113	1,330	405	7,796
Deferred tax charge (credit) (Note 18)	222	(172)	1,157	(6,923)
	335	1,158	1,562	873
The expected weighted average tax rate of the Company amounted to (8)% and (9)% for the three months ended June 30, 2026 and 2025, respectively, and (37)% and (67)% for the six months ended June 30, 2026 and 2025, respectively.

	Three Months Ended June 30,		Six Months ended June 30,
	2026	2025	2026	2025
Loss before tax	(4,291)	(12,257)	(4,239)	(1,308)
Expected tax credit (1)	(246)	(4,406)	(65)	(3,008)
Tax effects of:
Disallowed expenses (2)	295	6,696	506	6,650
Movement in unrecognized temporary differences	277	(927)	626	(2,512)
Out of period correction (3)	—	—	507	—
Change in estimates related to prior periods	(31)	—	(31)	—
Changes in tax rates	—	(364)	—	(364)
Other	40	159	19	107
	335	1,158	1,562	873
(1) Expected tax credit is computed based on actual statutory tax rates as applicable to the entities in their respective jurisdictions.
(2) Disallowable expenses for the three and six months ended June 30, 2026 represent permanent differences.
(3) Out of period correction amounted to $507, which mainly relates to deferred taxes for the year ended December 31, 2025.

During the six months ended June 30, 2026, the Company paid net tax of $2,474 (June 30, 2025: paid net tax of $8,001).

At June 30, 2026, current tax asset amounted to $1,987 (December 31, 2025: nil) and was related to advance payments of federal and state income tax in the United States of $913 and in Ireland of $1,074.

Income tax payable amounted to $257 (December 31, 2025: $320). At June 30, 2026, the balance was related to tax liabilities in Malta and the United Kingdom. At December 31, 2025, the balance was mainly related to tax liabilities in the United States.

Amounts recognized in Other Comprehensive income

	Three Months Ended June 30, 2026			Six Months Ended June 30, 2026
	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedge - effective portion of changes in fair value	632	(79)	553	2,339	(292)	2,047
Cash flow hedges - reclassified to profit or loss	(198)	25	(173)	(1,902)	238	(1,664)
	434	(54)	380	437	(54)	383

24. RELATED PARTY TRANSACTIONS

Related parties are composed of the Company’s significant shareholders (beneficial owners of more than 5% of any class of the Company’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Company’s Audit Committee or board of directors in accordance with the Company’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Remuneration to key management and executive directors	1,405	1,730	2,740	3,158
Non-executive directors’ fees	568	696	693	824
	1,973	2,426	3,433	3,982

The emoluments paid to the Directors (executive and non-executive) during the three months ended June 30, 2026 and 2025 amounted to $1,582 and $1,850, respectively. The emoluments paid to the Directors (executive and non-executive) during the six months ended June 30, 2026 and 2025 amounted to $2,690 and $2,956, respectively.

The following transactions were incurred with related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Remuneration expense	666	1,008	1,374	1,914
Share-based payments	1,307	1,418	2,059	2,068
	1,973	2,426	3,433	3,982

As at June 30, 2026 and December 31, 2025, the balance outstanding to key management and non-executive directors was $296 and $17, respectively, and was included within accruals as the amounts are expected to be paid in less than one year.
As at June 30, 2026 and December 31, 2025, the following share options, including Founders’ Awards, RSUs and restricted shares were held by related parties:

	As of June 30, 2026	As of December 31, 2025
Share options	4,904,732	4,700,108
RSUs	1,174,143	365,356
Restricted shares	203,253	44,086
During the six months ended June 30, 2026 and 2025, the Company granted 914,008 and 198,771 RSUs, respectively, to key management (see Note 14).

During the six months ended June 30, 2026 and 2025, there were 203,253 and 44,086 restricted share awards, respectively, issued to non-executive directors (see Note 14).

During the six months ended June 30, 2026, the Company also granted 204,624 share options to non-executive directors. During the six months ended June 30, 2025, the Company also granted 28,340 share options to a non-executive director (see Note 14).

25. COMMITMENTS AND CONTINGENCIES

Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc., (which was acquired on January 1, 2025, as previously discussed), alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. On August 29, 2025, Swish filed a First Amended Complaint to, among other things, add an allegation of intentional interference. Swish is seeking injunctive relief, restitution and monetary damages. Discovery is ongoing. The Company is unable to reasonably estimate any potential outcome of this matter. The Company believes these claims are entirely without merit and intends to vigorously defend such allegations.

On August 4, 2026, OddsJam, Inc. and OpticOdds, Inc. sought leave of court to file a cross-claim alleging that Swish violates California’s antitrust law, the Cartwright Act, as well as additional causes of action for trade libel, unfair competition, intentional interference and breach of contract. The cross-claim seeks injunctive relief, restitution and monetary damages against Swish. A hearing is set for August 27, 2026 on the motion for leave. OddsJam, Inc. and OpticOdds, Inc. intend to vigorously pursue these claims.

26. EVENTS AFTER THE REPORTING PERIOD [pending]

Name Change

On July 16, 2026, Gambling.com Group Limited changed its name to Grandstand Limited.

New Product Launch

In August 2026, through its subsidiary, Rollcard, LLC. the Company launched Rollcard, a Visa debit card purpose-built for high rollers, including sports bettors, casino players and prediction market traders. Rollcard is a high-limit debit card offering cashback rewards on qualifying spend, enabling high transaction limits, and added security through the backing of Visa’s global payment network.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are the intelligence layer powering informed decisions for consumers and partners across sports, gaming and entertainment. Grandstand’s brands include OddsJam, OpticOdds, RotoWire, Gambling.com and Casinos.com. Our partner solutions span sports data, advertising, audience monetization and entertainment and tickets.
Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages.
Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

We have a workforce of more than 400 employees and primarily operates from offices in Ireland and the United States. Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

Marketing

Utilizing our proprietary platform of marketing technologies, portfolio of premier branded websites, and partnerships we help enterprises including casinos and sports betting operators target high intent audiences and acquire new customers. Our websites, including Gambling.com, Bookies.com, Casinos.com and over 50 local websites, target different user interests and markets for the gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available services. We attract consumers to our websites and partnerships through online marketing efforts and targeted content and, through our platform of marketing technologies, refer them to regulated casino and sports betting operators. In this way, we provide marketing services to casinos and sports betting operators.

Within marketing, we primarily generate revenue through performance marketing by referring consumers from one of our websites or partner websites to casinos and sports betting operators. When these referred consumers are converted by the casino or sports betting operator into actual paying customers, by registering a new online gambling account and making a deposit into that account or purchasing event tickets at a casino, this consumer becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the casino or sports betting operator. Our performance marketing agreements are primarily based on a Revenue Share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as Hybrid. We also generate advertising and other revenue from arrangements not based on the referred players including advertising and onboarding fees on our websites.

As we are compensated primarily on a performance-based model, our marketing revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our enterprise customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our enterprise customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferred model. The operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have predictive analytics systems which estimate the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Consumers generally locate our content via search engine referrals to our websites or through partnerships, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites and attracting and maintaining effective partnerships with third parties. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites and partner websites through the efficient use of our technology platforms.

Data

We utilize our proprietary sports data platform and our OddsJam.com, OpticOdds.com and RotoWire.com brands and websites to power enterprises and assist consumers to succeed in sports betting and fantasy sports. We monetize our brands and websites through enterprise and consumer subscriptions services for real time sports data analytics and premium fantasy sports content, while also integrating our data to power content for our marketing business.

Our data services provide us with complementary recurring subscription revenue independent of our marketing business. Our next-generation data platform ingests real-time sports data at scale from the public internet, forming the backbone of our premium data feed for enterprise and consumer customers.

Sports betting operators, prediction markets and market makers and media companies subscribe to monthly and annual packages for OpticOdds and RotoWire to access sports betting data, odds APIs, trading services, sports stats and content syndication, with OpticOdds providing a cutting-edge sports betting intelligence platform delivering real-time pricing and market insights.

Consumers subscribe to monthly and annual packages from OddsJam and RotoWire to access odds comparisons, sports betting tools, and fantasy sports news, tools, and insights, with OddsJam providing real-time odds information to empower sports bettors to make data-driven bets.

Recent Developments

Strategic Restructure

In May 2026, we initiated a restructure with a reduction in workforce to streamline operations, reduce costs and improve operating efficiencies, impacting approximately 25% of our workforce. We expect to incur costs consisting primarily of termination benefit payments and third party advisory costs. As at the date of this Form 6-K, we are still in the process of assessing the full financial impact of the reduction in force, including the estimated total restructuring costs, and the expected timing of associated cash outflows.

Name Change

On July 16, 2026, Gambling.com Group Limited changed its name to Grandstand Limited.

New Product Launch

In August 2026, through our subsidiary, Rollcard, LLC. we launched Rollcard, a Visa debit card purpose-built for high rollers, including sports bettors, casino players and prediction market traders. Rollcard is a high-limit debit card offering cashback rewards on qualifying spend, enabling high transaction limits, and added security through the backing of Visa’s global payment network.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Results of Operations
The following discussion summarizes our unaudited results of operations for our one reportable segment for the three and six months ended June 30, 2026 and 2025. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change
	2026	2025	%	%
	(USD in thousands)
Revenue	37,764	39,594	(5)%	(6)%
Cost of sales	(5,934)	(2,713)	119%	115%
Gross profit	31,830	36,881	(14)%	(15)%
Sales and marketing expenses	(16,140)	(15,386)	5%	3%
Technology expenses	(7,914)	(6,141)	29%	26%
General and administrative expenses	(9,015)	(8,422)	7%	5%
Movements in credit losses allowance and write-offs	68	(142)	(148)%	(147)%
Fair value movement on contingent consideration	—	(21,159)	(100)%	(100)%
Operating loss	(1,171)	(14,369)	(92)%	(92)%
Finance income	835	4,430	(81)%	(82)%
Finance expenses	(3,955)	(2,318)	71%	67%
Loss before tax	(4,291)	(12,257)	(65)%	(66)%
Income tax charge	(335)	(1,158)	(71)%	(72)%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	(325)	4,004	(108)%	(108)%
Cash flow hedge - effective portion of changes in fair value	632	(3,050)	(121)%	(120)%
Cash flow hedges - reclassified to profit or loss	(198)	2,313	(109)%	(108)%
Related tax	(54)	92	(159)%	(157)%
Other comprehensive income for the period, net of tax	55	3,359	(98)%	(98)%
Total comprehensive loss for the period attributable to the shareholders	(4,571)	(10,056)	(55)%	(55)%

	Reporting Currency			Constant Currency
	Six Months Ended June 30,		Change	Change
	2026	2025	%	%
	(USD in thousands)
Revenue	78,204	80,229	(3)%	(9)%
Cost of sales	(12,022)	(4,959)	142%	127%
Gross profit	66,182	75,270	(12)%	(18)%
Sales and marketing expenses	(32,330)	(30,085)	7%	1%
Technology expenses	(14,572)	(11,864)	23%	15%
General and administrative expenses	(17,171)	(16,031)	7%	—%
Movements in credit losses allowance and write-offs	(14)	(471)	(97)%	(97)%
Fair value movement on contingent consideration	—	(21,632)	(100)%	(100)%
Operating profit (loss)	2,095	(4,813)	(144)%	(141)%
Finance income	1,273	8,324	(85)%	(86)%
Finance expenses	(7,607)	(4,819)	58%	48%
Loss before tax	(4,239)	(1,308)	224%	203%
Income tax charge	(1,562)	(873)	79%	67%
Net loss for the period attributable to shareholders	(5,801)	(2,181)	166%	149%
Other comprehensive (loss) income
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	(1,568)	5,413	(129)%	(127)%
Cash flow hedge - effective portion of changes in fair value	2,339	(3,050)	(177)%	(172)%
Cash flow hedges - reclassified to profit or loss	(1,902)	2,313	(182)%	(177)%
Related tax	(54)	92	(159)%	(155)%
Other comprehensive (loss) income for the period, net of tax	(1,185)	4,768	(125)%	(123)%
Total comprehensive (loss) income for the period attributable to the shareholders	(6,986)	2,587	(370)%	(353)%

Revenue
We generate revenue from marketing and data services.
Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Company considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Company acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Company’s performance obligation is to facilitate and process the transaction and issue the ticket.

Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Company considers each subscription to be a separate performance obligation. The Company satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Total revenue decreased by $1.8 million, or 5%, and by $2.0 million, or 3%, for the three and six months ended June 30, 2026, respectively, as compared to the three and six months ended June 30, 2025, primarily driven by a decline in marketing revenue, offset by growth in data revenue. On a constant currency basis, revenue decreased by $2.6 million, or 6%, and by $7.6 million, or 9%, for the three and six months ended June 30, 2026, respectively, as compared to the three and six months ended June 30, 2025.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated.

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
Marketing	26,537	29,575	(10)%	70%	75%	55,743	60,311	(8)%	71%	75%
Data	11,227	10,019	12%	30%	25%	22,461	19,918	13%	29%	25%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

Revenue from Data services grew 12% and 13% during the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025, respectively, driven by growth in enterprise data services, offsetting a 10% and 8% decline, respectively, in Marketing services due to decline in revenue from organic search, primarily outside North America, and in casino products, partly offset by growth from sources other than organic search, primarily in North America, and in sports products.

Our revenue disaggregated by market based on the location of the end user is as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
North America	26,324	19,111	38%	70%	48%	52,848	40,099	32%	68%	50%
U.K. and Ireland	6,413	11,057	(42)%	17%	28%	14,190	22,140	(36)%	18%	28%
Other Europe	3,577	6,638	(46)%	9%	17%	7,914	12,576	(37)%	10%	16%
Rest of the world	1,450	2,788	(48)%	4%	7%	3,252	5,414	(40)%	4%	6%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets, including Scandinavia, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.

Revenue changed across our geographical markets during the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025 as follows: North America grew by 38% and 32%, respectively, due to growth in both marketing and data revenue and the Spotlight Vegas Acquisition. U.K. and Ireland fell by 42% and 36%, respectively, Other Europe fell by 46% and 37%, respectively, and Rest of the world fell by 48% and 40%, respectively. The decrease in U.K. and Ireland, Other Europe and Rest of the World for the three and six months ended June 30, 2026 compared to three and six months ended June 30, 2025 is due to Google algorithmic updates that resulted in reduced visibility in organic search results for the marketing business and regulatory headwinds in the U.K., where gaming duty is significantly increasing, and in Finland, where new regulations prohibit affiliate marketing.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
Performance marketing	23,185	24,948	(7)%	61%	63%	48,654	50,679	(4)%	62%	63%
Subscription	11,227	10,019	12%	30%	25%	22,461	19,918	13%	29%	25%
Advertising & other	3,352	4,627	(28)%	9%	12%	7,089	9,632	(26)%	9%	12%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

Revenue from performance marketing consists of fees charged for the referral of players to operators and ticketing sales. Revenue from subscriptions consists of enterprise and consumer sports data subscription revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.

During the three months ended June 30, 2026, performance marketing revenue was generated by the following categories: CPA 43%, revenue share 21%, hybrid 31% and ticketing 5%, compared to 37%, 26%, 37% and nil, respectively, during the three months ended June 30, 2025. During the six months ended June 30, 2026, performance marketing revenue was generated by the following categories: CPA 42%, revenue share 21%, hybrid 32% and ticketing 5%, compared to 38%, 25%, 37% and nil, respectively, during the six months ended June 30, 2025.

The revenue change for the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025, was primarily due to growth in data subscriptions, offset by a decrease in performance marketing and other revenues, due to Google algorithmic updates that resulted in reduced visibility in organic search results for the marketing business.
Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
Casino	18,434	23,737	(22)%	49%	60%	39,991	48,313	(17)%	51%	60%
Sports	17,707	15,139	17%	47%	38%	34,865	30,640	14%	45%	38%
Other	1,623	718	126%	4%	2%	3,348	1,276	162%	4%	2%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

Presentation of revenue by product type was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other to Sports of $0.5 million for the six months ended June 30, 2026.

Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting, prediction markets, and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker, online bingo and ticketing.

The revenue change for the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025, was primarily driven by a decline in Casino due to Google algorithmic updates that resulted in reduced search visibility, partially offset by Sports due to an increase in North America data revenue and an increase in Other as a result of the Spotlight.Vegas Acquisition in September 2025.

Cost of Sales

Cost of sales is comprised of fees to partners, and data and payments solution expenses related to subscription revenue. Cost of sales increased by $3.2 million, or 119%, and increased by $7.1 million, or 142%, in the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025, primarily reflecting costs associated with the Company’s strategy to diversify traffic sources in the marketing business. In constant currency, cost of sales increased by $3.2 million, or 115%, and increased by $6.7 million, or 127% in the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025.

Operating Expenses

Total operating expenses decreased by $18.2 million, or 36%, and decreased by $16.0 million, or 20%, in the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025. This was primarily driven by the absence of the fair value movement on contingent consideration in connection with the OddsJam Acquisition, together with lower people costs and the absence of acquisition-related costs. This was partially offset by an increase in costs related to the Company's strategic restructure to reduce its workforce, higher external marketing expenses as a result of traffic diversification strategies, and increased software and subscription costs. In constant currency, total operating expenses decreased by $19.3 million, or 37%, and decreased by $21.5 million, or 25%, in the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025.

A significant proportion of our operating expenses were denominated in EUR and USD. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
People costs	7,482	8,491	(12)%	20%	21%	16,113	16,638	(3)%	21%	21%
Restructuring costs	1,648	—	100%	4%	—%	1,648	—	100%	2%	—%
Employees' bonuses related to acquisition	238	347	(31)%	1%	1%	399	347	15%	1%	—%
External marketing expenses	3,852	2,367	63%	10%	6%	7,464	4,842	54%	10%	6%
Legal and consultancy fees	188	92	104%	—%	—%	273	183	49%	—%	—%
External content	648	786	(18)%	2%	2%	1,549	1,518	2%	2%	2%
Amortization of acquired intangible assets	1,275	1,653	(23)%	4%	4%	2,970	3,863	(23)%	4%	5%
Share-based payment expense	119	419	(72)%	—%	1%	442	790	(44)%	—%	1%
Software and subscriptions	170	730	(77)%	—%	2%	554	1,015	(45)%	1%	1%
Hosting and website content	114	162	(30)%	—%	—%	199	297	(33)%	—%	—%
Other	406	339	20%	2%	1%	719	592	21%	—%	1%
Total sales and marketing expenses	16,140	15,386	5%	43%	38%	32,330	30,085	7%	41%	37%

People costs include commercial, marketing and content functions. Restructuring costs relate to severance costs arising from the Company's strategic restructure to reduce its workforce. Employees’ bonuses related to acquisition relate to transaction bonuses associated with the OddsJam Acquisition. External marketing expenses include search engine optimization and other marketing activities. Legal and consultancy fees include external software development and technical consulting, legal and other professional advisory services supporting the Company's marketing and commercial activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Hosting and website content includes operating and maintaining digital platforms. Other expenses include other external service providers.

Sales and marketing expenses increased by $0.8 million, or 5%, and by $2.2 million, or 7%, for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025. On a constant currency basis, sales and marketing expenses increased by $0.4 million, or 3%, and by $0.2 million, or 1%, for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025. The increase in sales and marketing expenses in the three and six months ended June 30, 2026 compared to the three and six months ended June 30, 2025 was primarily due to restructuring costs and higher external marketing expenses resulting from traffic diversification strategies, partly offset by lower people costs, share-based payment expense, amortization of intangible assets following the full amortization of an asset acquired in a prior period, and software and subscription costs.

Presentation of ‘External marketing expenses’ and ‘Other’ sales and marketing expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current period. This resulted in a reclassification from ‘External Marketing Expenses’ to ‘Legal and Consultancy’ of $0.1 million and $0.2 million and a reclassification of ‘Other’ to ‘Hosting and website content’ of $0.2 million and $0.3 million for the three and six months ended June 30, 2025, respectively.

Technology Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
People costs	2,948	3,291	(10)%	8%	8%	6,085	6,392	(5)%	8%	8%
Restructuring costs	744	—	100%	2%	—%	744	—	100%	2%	—%
Employees' bonuses related to acquisition	144	243	(41)%	—%	1%	263	243	8%	—%	—%
Amortization of development costs	720	467	54%	2%	1%	1,411	835	69%	2%	1%
Amortization of acquired technology and software	893	797	12%	3%	2%	1,785	1,598	12%	2%	2%
Software and subscriptions	1,611	582	177%	4%	1%	2,649	1,298	104%	3%	2%
Share-based payment expense	88	98	(10)%	—%	—%	200	160	25%	—%	—%
Hosting costs	460	241	91%	2%	1%	772	563	37%	1%	1%
Consultancy fees	180	276	(35)%	—%	1%	439	500	(12)%	1%	1%
Other	126	146	(14)%	—%	—%	224	275	(19)%	—%	—%
Total technology expenses	7,914	6,141	29%	21%	15%	14,572	11,864	23%	19%	15%
People costs include platform, web, and business intelligence technology functions. Restructuring costs relate to severance costs arising from the Company's strategic restructure to reduce its workforce. Employees’ bonuses related to acquisition relate to exit bonuses associated with the OddsJam Acquisition. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Hosting costs include expenses for servers and cloud services to operate and maintain online platforms. Consultancy fees are comprised of software support services. Other expenses include external service providers
Technology expenses increased by $1.8 million, or 29%, and increased by $2.7 million, or 23%, for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025. On a constant currency basis, technology expenses increased by $1.7 million, or 26%, and by $1.9 million, or 15%, for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025. The increase in technology expenses in the three and six months ended June 30, 2026 compared to the three and six months ended June 30, 2025 was primarily due to restructuring costs, higher software and subscription costs, higher hosting costs, and higher amortization of development costs and acquired technology and software, partly offset by lower people costs.

Presentation of ‘Other’ technology expenses for the comparative periods was adjusted to consistently reflect more disaggregated classification in the current period. This resulted in a reclassification from ‘Other’ to ‘Consultancy fees’ of $0.3 million and $0.5 million, for the three and six months ended June 30, 2025, respectively.

General and Administrative Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
	(USD in thousands)					(USD in thousands)
People costs	3,516	3,723	(6)%	9%	9%	7,253	7,179	1%	9%	9%
Restructuring costs	831	—	100%	2%	—%	907	—	100%	1%	—%
Legal and consultancy fees	1,507	1,008	50%	4%	3%	2,811	2,376	18%	4%	3%
Acquisition related costs	—	378	(100)%	—%	1%	—	703	(100)%	—%	1%
Share-based payment and related expenses	1,677	1,705	(2)%	4%	4%	2,805	2,681	5%	4%	3%
Insurance	189	106	78%	1%	—%	380	215	77%	—%	—%
Amortization of right-of-use assets	274	299	(8)%	1%	1%	639	570	12%	1%	1%
Depreciation of property and equipment	174	157	11%	—%	—%	347	283	23%	—%	—%
Software and subscriptions	451	425	6%	1%	1%	1,008	794	27%	1%	1%
Other	396	621	(36)%	1%	2%	1,021	1,230	(17)%	2%	2%
Total general and administrative expenses	9,015	8,422	7%	24%	21%	17,171	16,031	7%	22%	20%
People costs include our board of directors and executive management, finance, legal and human resource functions. Restructuring costs include severance costs and associated legal fees arising from the Company's strategic restructure to reduce its workforce. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Acquisition-related costs include costs incurred in connection with closed or prospective acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short-term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.

General and administrative expenses increased by $0.6 million, or 7%, and by $1.1 million, or 7%, for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025. The increase in general and administrative expenses in the three and six months ended June 30, 2026 compared to the three and six months ended June 30, 2025 was primarily due to restructuring costs and higher legal and consultancy fees, partly offset by the absence of acquisition-related costs. On a constant currency basis, general and administrative expenses remained relatively flat between the periods.

Finance Income and Finance Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(USD in thousands)		(USD in thousands)
Foreign exchange gain	477	4,376	901	8,234
Gain on early settlement of deferred consideration	326	—	326	—
Interest income	32	54	46	90
Total finance income	835	4,430	1,273	8,324

Finance expense consists of the following:
Foreign exchange loss	665	345	888	435
Unwinding of deferred consideration	556	—	1,239	211
Interest expense on lease liabilities	75	78	156	152
Interest expense on borrowings(1)	2,531	1,685	4,999	3,689
Cash flow hedge - ineffective portion of changes in fair value – (gain) loss (Note 4)	(30)	11	—	11
Other finance results(2)	158	199	325	321
Total finance expenses	3,955	2,318	7,607	4,819
Net finance (expense) income	(3,120)	2,112	(6,334)	3,505
(1) Interest expense on borrowings is partially offset by the net interest income of $0.3 million and $0.6 million for the three and six months ended June 30, 2026, respectively, and $0.4 million for each of the three and six months ended June 30, 2025, respectively, from the settlements of the derivative financial instrument used to hedge liabilities.
(2) Included within Other finance results are amounts of $0.1 million and $0.3 million for the three and six months ended June 30, 2026, respectively, and $0.1 million and $0.2 million for the three and six months ended June 30, 2025, respectively, relating to bank fees that were fully settled in cash.

Foreign exchange gain and loss of the Company are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the three and six months ended June 30, 2026, the foreign exchange gain included $0.2 million and $1.9 million, respectively, that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge (Note 3). For the three and six months ended June 30, 2025, the foreign exchange gain is presented net of an amount of $2.0 million that has been recycled from the accumulated hedging reserve to profit or loss in relation to the same instrument.

The gain on early settlement of deferred consideration is associated with the early settlement of 30% of the 2026 performance amount payable in connection with the OddsJam Acquisition (the "Early Election"), with the cash consideration paid across April and May 2026. The cash portion was discounted at an effective rate of 9.21% (10% annualized on a 365-day basis, for the actual days between the Early Election and the original due date of April 1, 2027). The gain represents the difference between the carrying amount of $10.8 million for the 30% tranche settled (derecognized upon settlement) and the $10.4 million cash consideration paid. The remaining deferred consideration payable in connection with the OddsJam Acquisition continues to be subject to unwinding of discount.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three and six months ended June 30, 2026. The Company expects to incur financial expenses related to the deferred consideration payable in connection with the OddsJam Acquisition until March 2027.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the six months ended June 30, 2025. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Company will not incur further expenses related to this transaction.

Interest expense on borrowings for the three and six months ended June 30, 2026 and June 30, 2025 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method. The interest expense recognized reflects the impact of the fixed rate Euro cash flows payable under the associated CCIRS, which synthetically swaps the original floating rate USD-denominated interest payments into fixed rate Euro-denominated obligations.

Taxation
We are subject to income taxes in the jurisdictions where we operate. The Company incurred current tax expense of $0.1 million and $1.3 million, respectively, for the three months ended June 30, 2026 and 2025. The Company incurred current tax expense of $0.4 million and $7.8 million, respectively, for the six months ended June 30, 2026 and 2025. The decrease in current tax expenses was driven by a one-off taxable gain on the cross-border transfer of intangible assets in connection with the OddsJam Acquisition during 2025. No equivalent transaction occurred during 2026.

Deferred tax included in the income tax charges amounted to a tax charge of $0.2 million and a tax credit of $0.2 million, respectively, for the three months ended June 30, 2026 and 2025, and a tax charge of $1.2 million and a tax credit of $6.9 million for the six months ended June 30, 2026 and 2025. Deferred taxes relate to the difference between the accounting and tax base of intangible assets and carried forward tax losses.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the IFRS and non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Net loss margin	(12)%	(34)%			(7)%	(3)%
Net loss per share attributable to shareholders, diluted	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	167%
Adjusted net income for the period attributable to shareholders	2,534	13,369	(81)%	(81)%	6,291	29,857	(79)%	(80)%
Adjusted net income per share attributable to shareholders, diluted	0.05	0.37	(86)%	(87)%	0.13	0.82	(84)%	(85)%
Adjusted EBITDA	7,654	13,678	(44)%	(45)%	16,655	29,542	(44)%	(47)%
Adjusted EBITDA Margin	20%	35%			21%	37%
Cash flows generated by operating activities					2,702	18,140	(85)%
Adjusted Free Cash Flow					13,521	19,135	(29)%
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove gain on early settlement of deferred consideration, the unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, restructuring costs and other expenses associated with our restructuring, acquisition related costs, amortization expenses related to acquired businesses and assets, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration for the three months ended June 30, 2026 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three months ended June 30, 2026.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive (Loss) Income and for the periods specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
Revenue	37,764	39,594	(5)%	(6)%	78,204	80,229	(3)%	(9)%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Net loss margin	(12)%	(34)%			(7)%	(3)%

Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Gain on early settlement of deferred consideration (1)	(326)	—	(100)%	(100)%	(326)	—	(100)%	(100)%
Fair value movement on contingent consideration (1)	—	21,159	(100)%	(100)%	—	21,632	(100)%	(100)%
Unwinding of deferred consideration (1)	556	—	100%	100%	1,239	211	487%	448%
Employees' bonuses related to acquisition (2)	382	590	(35)%	(36)%	662	590	12%	5%
Deferred revenue fair value adjustment (1)	—	325	(100)%	(100)%	—	650	(100)%	(100)%
Share-based payment and related expense (2)	1,884	2,222	(15)%	(17)%	3,447	3,631	(5)%	(11)%
Acquisition related costs (1)	—	378	(100)%	(100)%	—	703	(100)%	(100)%
Amortization expense related to acquired businesses and assets (2)	2,177	2,238	(3)%	(5)%	4,755	5,038	(6)%	(12)%
Restructuring costs (2)	3,223	—	100%	100%	3,299	—	100%	100%
Tax effect of the adjusting items (2)	(736)	(128)	475%	462%	(984)	(417)	136%	121%
Adjusted net income for the period attributable to shareholders	2,534	13,369	(81)%	(81)%	6,291	29,857	(79)%	(80)%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration, gain on early settlement of deferred consideration, deferred income fair value adjustment related to acquisition and acquisition related costs.
(2) Tax effect of adjusting items is computed based on costs and certain amortization charges related to acquired businesses and assets using the effective tax rate for each period as disclosed in Note 23.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
Net loss per share attributable to shareholders, basic	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	143%
Effect of gain on early settlement of deferred consideration	(0.01)	0.00	100%	100%	(0.01)	0.00	(100)%	(100)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.59	(100)%	(100)%	0.00	0.61	(100)%	(100)%
Effect of adjustments for unwinding of deferred consideration, basic	0.02	0.00	100%	100%	0.04	0.01	300%	300%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.01	0.02	(50)%	(50)%	0.02	0.02	—%	—%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.00	0.01	(100)%	(100)%	0.00	0.02	(100)%	(100)%
Effect of adjustments for share-based payment and related expense, basic	0.05	0.06	(17)%	(17)%	0.10	0.10	—%	(9)%
Effect of adjustments for acquisition related costs, basic	0.00	0.01	(100)%	(100)%	0.00	0.02	(100)%	(100)%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.06	0.06	—%	—%	0.13	0.13	—%	(13)%
Effect of adjustments for restructuring costs, basic	0.09	0.00	100%	100%	0.09	0.00	100%	100%
Effect of tax adjustments, basic	(0.02)	0.00	100%	100%	(0.03)	(0.01)	200%	200%
Adjusted net income per share attributable to shareholders, basic	0.07	0.37	(81)%	(82)%	0.18	0.84	(79)%	(80)%
Net loss per share attributable to ordinary shareholders, diluted	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	167%
Adjusted net income per share attributable to shareholders, diluted	0.05	0.37	(86)%	(87)%	0.13	0.82	(84)%	(85)%

The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Weighted-average number of ordinary shares (basic)	35,502,315	35,679,467	35,344,863	35,627,074
Effect of share options	16,625	—	8,023	275,710
Effect of contingently issuable ordinary shares related to business combinations	14,349,450	—	14,349,450	—
Unvested ordinary shares	101,857	—	206,121	341,237
Weighted-average number of ordinary shares (diluted) (1)	49,970,247	35,679,467	49,908,457	36,244,021

(1) The effect of share options, contingently issuable ordinary shares related to business combinations and unvested ordinary shares were excluded from the calculation of net loss attributable to shareholders per diluted share as their effect would have been anti-dilutive for the three months ended June 30, 2026 and June 30, 2025 and the six months ended June 30, 2026.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, restructuring costs, foreign exchange gains (losses), fair value movement on contingent consideration, gain on early settlement of deferred consideration, unwinding of deferred consideration and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net (loss) income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
	(USD in thousands)				(USD in thousands)
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Add back (deduct):
Interest expenses on borrowings and lease liability	2,606	1,763	48%	45%	5,155	3,841	34%	26%
Interest income	(32)	(54)	(41)%	(42)%	(46)	(90)	(50)%	(52)%
Income tax charge	335	1,158	(71)%	(72)%	1,562	873	79%	67%
Depreciation expense	174	157	11%	9%	347	283	23%	15%
Amortization expense	3,162	3,216	(2)%	(4)%	6,805	6,866	(1)%	(7)%
EBITDA	1,619	(7,175)	(123)%	(122)%	8,022	9,592	(16)%	(22)%
Share-based payment and related expense	1,884	2,222	(15)%	(17)%	3,447	3,631	(5)%	(11)%
Fair value movement on contingent consideration	—	21,159	(100)%	(100)%	—	21,632	(100)%	(100)%
Gain on early settlement of deferred consideration	(326)	—	100%	100%	(326)	—	100%	100%
Deferred revenue fair value adjustment	—	325	(100)%	(100)%	—	650	(100)%	(100)%
Unwinding of deferred consideration	556	—	100%	100%	1,239	211	487%	448%
Foreign currency translation losses (gains), net	188	(4,031)	(105)%	(105)%	(13)	(7,799)	(100)%	(100)%
Cash flow hedge - ineffective portion of changes in fair value – (gain) loss	(30)	11	373%	373%	—	11	(100)%	(100)%
Other finance results	158	199	(21)%	(22)%	325	321	1%	(6)%
Restructuring costs	3,223	—	100%	100%	3,299	—	100%	100%
Acquisition related costs (1)	—	378	(100)%	(100)%	—	703	(100)%	(100)%
Employees' bonuses related to acquisition	382	590	(35)%	(37)%	662	590	12%	5%
Adjusted EBITDA	7,654	13,678	(44)%	(45)%	16,655	29,542	(44)%	(47)%
(1) The acquisition costs are related to completed and prospective business combinations of the Company.

Adjusted EBITDA decreased by 44% to $7.7 million and by 44% to $16.7 million for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025, driven by a decline in revenue and an increase in cost of sales and operating expenses associated with our strategy to diversify traffic sources in the marketing business. In constant currency, Adjusted EBITDA decreased by 45% and 47% for the three and six months ended June 30, 2026, respectively.

Below is the Adjusted EBITDA Margin calculation for the periods specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
	(USD in thousands, except margin)				(USD in thousands, except margin)
Revenue	37,764	39,594	(5)%	(6)%	78,204	80,229	(3)%	(9)%
Adjusted EBITDA	7,654	13,678	(44)%	(45)%	16,655	29,542	(44)%	(47)%
Adjusted EBITDA Margin	20%	35%			21%	37%

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions.
Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in our industry.

Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Six Months Ended June 30,		Change
	2026	2025	$	%
	(USD in thousands)
Cash flows generated by operating activities	2,702	18,140	(15,438)	(85)%
Adjustment for items presented in operating activities:
Payment of deferred consideration in relation to business combination	9,784	—	9,784	100%
Adjustment for items presented in investing activities:
Capital Expenditures
Acquisition of property and equipment	(226)	(537)	311	(58)%
Capitalization of development costs	(2,489)	(1,791)	(698)	39%
Free Cash Flow	9,771	15,812	(6,041)	(38)%
Payment of transaction bonus (1)	2,813	—	2,813	100%
Tax and other (receipts) payments in relation to acquisition	(173)	3,323	(3,496)	(105)%
Payment of restructuring costs (2)	1,110	—	1,110	100%
Adjusted Free Cash Flow	13,521	19,135	(5,614)	(29)%

(1) Non-recurring transaction bonus paid in relation to the OddsJam Acquisition. See our interim condensed consolidated financial statements and related notes for further details.
(2) Represents $1.1 million of non-recurring restructuring costs paid in relation to the workforce restructuring. See our interim condensed consolidated financial statements and related notes for further details.

Adjusted Free Cash Flow decreased by 29% to $13.5 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025, driven by lower operating cash flows resulting primarily from a decline in operating profit, and higher capitalization of development costs, partially offset by the add-back of non-recurring payments in relation to the transaction bonus and restructuring costs.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive (loss) income from EUR to USD by translating financial data for the three and six months ended June 30, 2025 using the same foreign currency exchange rates that we used to translate financial data for the three and six months ended June 30, 2026.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three and six months ended June 30, 2026 with the three and six months ended June 30, 2025. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk – Transaction Exposure Sensitivity” for additional information.

New Depositing Customers
New depositing customers (“NDC”) does not represent an IFRS based measurement. We define a NDC as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management may use NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, such quantification is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information– Risk Factors” within our Annual Report on Form 20-F for the year ended December 31, 2025 for further risks associated with our business which could affect our quantification of NDCs.

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2026	2025	%	2026	2025	%
	(in thousands)
New Depositing Customers	125	108	16%	265	246	8%

NDCs increased by 16% and 8% for the three and six months ended June 30, 2026, respectively, compared to the three and six months ended June 30, 2025, as a result of expanded efforts in partnership channels.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward looking statements include, but are not limited to, such matters as:

•our ability to manage our continued expansion, including (i) in the United States, both into new states as they launch and in the United States generally, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
•our ability to compete in our industry;
•our expectations regarding our financial performance, including our revenue, costs, EBITDA, and other non-IFRS measures;
•our ability to adjust to changes in search engine algorithms and dynamics and the disruption to the prevailing paradigm within online searches caused by artificial intelligence;
•our ability to mitigate and address unanticipated performance problems on our websites or platforms;
•our ability to attract, retain, and maintain good relations with our customers;
•our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
•our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business and our expectations regarding various laws and restrictions that relate to our business;
•our ability to maintain, protect, and enhance our intellectual property;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
•our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
•our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
•our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
•our ability to successfully defend existing and future litigation brought against us;
•our expected savings and other benefits from our proposed restructure;

•our ability to manage the increased expenses associated and compliance demands with being a public company;
•our ability to maintain our foreign private issuer status; and
•our ability to effectively manage our growth and maintain our corporate culture.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from operations and borrowings. As of June 30, 2026 and December 31, 2025, our cash deposited with banks was $8.8 million and $15.8 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of June 30, 2026 and December 31, 2025, we had $24.5 million available under the Wells Fargo Amended and Restated Credit Agreement. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand, cash generated from operations and Wells Fargo Credit Facility availability that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25.0 million term loan and a $25.0 million revolving credit facility that was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75.0 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following (among other items): (x) the credit facility increased from $100.0 million to $165.0 million, consisting of a revolving credit facility of $90.0 million (the “Revolving Credit Facility”) and a term loan of $75.0 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10.0 million to $50.0 million.

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and
Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20.0 million if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning on July 1, 2025, each equal to 15% of the borrowed principal amount, with the outstanding balance to be repaid in its entirety by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15.0 million. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

As of June 30, 2026, the Company had principal borrowings of $126.4 million outstanding under the Wells Fargo Credit Facility, comprising $60.9 million under the Term Loan and $65.5 million under the Revolving Credit Facility. During the six months ended June 30, 2026, the Company repaid $5.6 million of the Term Loan, bringing cumulative repayments since inception to $14.1 million. The Company also borrowed a further $8.0 million under the Revolving Credit Facility during the six months ended June 30, 2026, such that $24.5 million was available under the Revolving Credit Facility as of June 30, 2026.

Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred income, current contingent consideration amount payable in relation to the OddsJam Acquisition, and the current portion of the Wells Fargo Amended and Restated Credit Facility. As of June 30, 2026, we had negative working capital of $23.1 million compared to positive working capital of $7.3 million as of December 31, 2025. The change in working capital was primarily due to the reclassification of the remaining deferred consideration balance in relation to the OddsJam Acquisition from non-current to current, as it is payable in full within twelve months of the reporting date. We have the option, but not the obligation, to settle the remaining balance entirely in ordinary shares. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the issuance date of our interim condensed consolidated financial statements.

Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Six Months Ended June 30,		Change
	2026	2025	2026 vs 2025
	(USD in thousands)
Cash flows generated by operating activities	2,702	18,140	(85)%
Cash flows used in investing activities	(7,189)	(76,676)	(91)%
Cash flows (used in) generated from financing activities	(2,222)	62,864	(104)%
Net movement in cash and cash equivalents	(6,709)	4,328	(255)%
Cash Flows Generated by Operating Activities

Cash flows generated from operating activities of $2.7 million for the six months ended June 30, 2026 were the result of net loss before tax of $4.2 million, income tax paid of $2.5 million, settlement of deferred consideration of $9.8 million and payment of transaction bonus of $2.8 million, both in relation to the OddsJam Acquisition, favorable working capital changes of $5.3 million and non-cash add backs related to depreciation and amortization of $7.2 million, net finance expense of $6.1 million, and share-based payment expense of $3.4 million.

Cash flows generated from operating activities of $18.1 million for the six months ended June 30, 2025 were the result of net loss before tax of $1.3 million, income tax paid of $8.0 million, adverse working capital changes of $1.8 million, and non-cash add backs related to depreciation and amortization of $7.1 million, net finance income of $3.7 million, fair value movement of contingent consideration of $21.6 million, movements in credit loss allowance and write-off of $0.5 million and share-based payment expense of $3.6 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities of $7.2 million for the six months ended June 30, 2026 were the result of settlement of deferred consideration in relation to the OddsJam Acquisition of $4.3 million, acquisition of property and equipment of $0.2 million, acquisition of intangible assets of $0.1 million, increase in restricted cash of $0.2 million and capitalized software development costs of $2.5 million. These were partially offset by interest received from bank deposits of $34.5 thousand.

Cash flows used in investing activities of $76.7 million for the six months ended June 30, 2025 were the result of the OddsJam Acquisition, net of cash acquired of $63.6 million, payments of deferred consideration in relation to the acquisition of the Freebets.com Assets and the RotoWire acquisition of $10.5 million and $0.3 million, respectively, acquisition of property and equipment of $0.5 million and capitalized software development costs of $1.8 million. These were partially offset by interest received from bank deposits of $0.1 million.

Cash Flows (Used in) Generated from Financing Activities

Cash flows used in financing activities of $2.2 million for the six months ended June 30, 2026 were the net result of the proceeds from the Wells Fargo Amended and Restated Credit Agreement of $8.0 million, principal and interest proceeds from the derivative financial instruments used to hedge liabilities of $5.6 million and $2.0 million, respectively, and proceeds from the issuance of ordinary shares in relation to employee share purchase plan of $0.2 million. These were partially netted off by principal and interest settlements of the derivative financial instruments used to hedge liabilities of $5.7 million and $1.5 million, respectively, repayment of borrowings of $5.6 million, interest payments related to deferred consideration of $0.2 million, interest paid on borrowings of $4.3 million, and rent payments, including principal and implied interest, for long-term leases of $0.8 million.

Cash flows generated from financing activities of $62.9 million for the six months ended June 30, 2025 were the net result of the proceeds from the Wells Fargo Amended and Restated Credit Agreement of $94.5 million, principal and interest proceeds from the derivative financial instruments used to hedge liabilities of $2.8 million and $1.3 million, respectively, and proceeds from exercised share options of $0.6 million. These were partially netted off by interest payments related to deferred consideration of $0.7 million, principal and interest settlements of the derivative financial instruments used to hedge liabilities of $2.9 million and $0.9 million, respectively, financial instruments issuance costs of $6.0 million, repayment of borrowings of $23.4 million, interest paid on borrowings of $1.9 million and rent payments, including principal and implied interest, for long-term leases of $0.6 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and amounts reported in the interim consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2025.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the six months ended June 30, 2026 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.

We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. Management identified an increased foreign exchange risk created by the USD-denominated Term Loan in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Company entered into the CCIRS to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of June 30, 2026 and December 31, 2025 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have seen increased volatility in foreign exchange rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the 2025 consolidated financial statements as it relates to our ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Effective April 17, 2025, we entered into a cross-currency swap agreement with Wells Fargo to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement to manage its exposure to interest rate and foreign exchange risks.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the six months ended June 30, 2026 and 2025, arising from (i) movements in USD and GBP exchange rates for entities which have the Euro as the functional currency, and (ii) movements in EUR exchange rates for entities which have USD or GBP as the functional currency. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase in Net Loss Before Tax:	June 30, 2026	June 30, 2025
	(in thousands)
Entities which have the Euro as the functional currency, exposed to:
USD	6,728	8,488
GBP	89	742
Entities which have USD or GBP as the functional currency, exposed to:
EUR	745	574
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. Our exposure to interest rate risk as of June 30, 2026 arises from non-current borrowings at variable rates. The CCIRS entered into with Wells Fargo, effective April 17, 2025, minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of June 30, 2026 (in thousands, USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Non-derivative financial instruments
Deferred consideration (1)	27,966	—	—	27,966
Contingent consideration (2)	—	149	—	149
Borrowings and interest (3)	19,798	120,459	—	140,257
Lease liability	1,397	1,218	2,060	4,675
Trade and other payables (4)	10,433	—	—	10,433
	59,594	121,826	2,060	183,480
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	13,891	51,481	—	65,372
Inflow	(14,818)	(51,596)	—	(66,414)
Total	(927)	(115)	—	(1,042)
(1) We have the option, but not the obligation, to settle the remaining balance entirely in ordinary shares. See our interim condensed consolidated financial statements and related notes for further details.
(2) See our interim condensed consolidated financial statements and related notes for further details.
(3) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(4) The amounts above include trade payables, accrued bonuses related to acquisition, accrued legal fees, accrued general expenses and other financial liabilities.

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In May 2022, the Company’s shareholders approved a repurchase program of up to 30.0 million of the Company’s ordinary shares. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares, for a total of $50.0 million since inception. As of June 30, 2026, $14.4 million was available under the repurchase program.

The timing and actual number of ordinary shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All ordinary shares purchased will be held in the Company’s treasury for possible future use.

No ordinary shares were repurchased during the six months ended June 30, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grandstand Limited

Date: August 13, 2026	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer